Exhibit 99.1

Westport Innovations Inc. Information for Shareholders	Annual and Special Meeting of Shareholders:

July 15, 2010
Management Information Circular
Dated June 1, 2010

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
SOLICITATION OF PROXIES	3
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES	4
COMPENSATION OF EXECUTIVE OFFICERS	5
PERFORMANCE GRAPH	19
EQUITY COMPENSATION PLAN INFORMATION	21
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING - ADOPTION OF OMNIBUS PLAN	26
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	36
INTEREST OF PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	36
RECEIPT OF 2010 FINANCIAL STATEMENTS	37
ELECTION OF DIRECTORS	37
APPOINTMENT OF AUDITORS	40
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	41
ADDITIONAL INFORMATION	54

SCHEDULE "A" - BOARD OF DIRECTORS CHARTER
SCHEDULE "B" - WESTPORT OMNIBUS PLAN

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JULY 15, 2010

TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of Shareholders of Westport Innovations Inc. ("Westport") will be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 15, 2010 at 2:00 p.m. (Pacific time).  The purpose of the Meeting is to consider, and to take action with respect to, the following matters.

1.	The receipt of the audited consolidated financial statements of Westport for the year ended March 31, 2010, together with the auditors' report on those statements;

2.	The election of directors of Westport for the next year;

3.	The appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration;

4.	The approval of the Westport Omnibus Plan; and

5.	The transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.

Shareholders are referred to the accompanying management information circular dated June 1, 2010 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on June 1, 2010 ("Registered Owners") may attend the Meeting in person and vote.  Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on June 1, 2010 ("Beneficial Owners") who wish to attend the Meeting and vote, should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent), and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting.  Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy.  A person appointed as proxyholder does not need to be a shareholder of Westport.  Shareholders who are unable to attend the Meeting in person are requested to date, sign, and return the accompanying registered instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.  For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.  Registered owners may also vote by telephone or over the internet as described in the accompanying form of Proxy.  For Beneficial Owners, the form of proxy can be mailed to Broadridge Financial Solutions, Inc. at the address set forth on their Proxy or, alternatively, a Beneficial Owner can either call their toll-free telephone line to vote, or access their dedicated voting website at www.proxyvote.com.

Only persons registered as holders of Common Shares on the records of Westport as of the close of business on June 1, 2010, are entitled to receive notice of the Meeting.

Dated as of the 1st day of June, 2010.

By the order of the Board of Directors

(Signed) W. Chipman Johnston

W. Chipman Johnston Corporate Secretary

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of Common Shares ("Common Shares") of Westport.  This Meeting is to be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 15, 2010 at 2:00 p.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the "Notice").  Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile, or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them.  The costs of the solicitation of proxies will be borne by Westport.

Appointment of Proxyholders and Revocation of Proxies

An Instrument of Proxy (the "Proxy") accompanies this Circular, and the persons named in it are both officers of Westport.  A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting.  To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided.  Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy").  The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-888-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.  The document must be deposited either: (i) at the registered office of Westport (being 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.  In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or if the Shareholder is a corporation by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.  In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors"); (iii) the Westport Omnibus Plan, as set forth in this Circular.  The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date of this Circular, the management of Westport knows of no such amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice.

Signing of Proxy

A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

As at June 1, 2010, there were 39,409,436 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders.  Only persons registered as Shareholders on the books of Westport maintained by Computershare ("Registered Shareholders") as of the close of business on June 1, 2010 (the "Record Date") are entitled to receive notice and to vote at the Meeting.  Shareholders who do not hold Common Shares in their own name on the records of Westport are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise voting rights.  Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name.  Shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Westport as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the records of Westport.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions.  If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

Principal Holders of Common Shares

Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust maintains direct or indirect control or direction over 6,976,067 common shares, 17.70% of the issued and outstanding common shares of the Corporation.

To the knowledge of the directors and senior officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

This section of the Circular contains a discussion and analysis that is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow.  Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for fiscal 2010.

Compensation Discussion and Analysis

The following discussion is with respect to our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated employees, other than the Chief Executive Officer and Chief Financial Officer (collectively, the "Named Executive Officers"), as listed below:

David Demers, Chief Executive Officer
J. Michael Gallagher, Former President and Chief Operating Officer
Nicholas Sonntag, Executive Vice President, Market and New Partnership Development
Elaine Wong, Executive Vice President, Strategic Development
Bill Larkin, Chief Financial Officer
Melih Ogmen, Vice President, Fuel Systems and Supply Chain

Dr. Gallagher was the President and Chief Operating Officer in Fiscal 2010 during the period April 1, 2009 - January 20, 2010.

Ms. Wong was the Chief Financial Officer in Fiscal 2010 from April 1, 2009 to February 14, 2010. Subsequent to this date, Ms. Wong assumed her new duties as Executive Vice President, Strategic Development, and Mr. Larkin was appointed as the Chief Financial Officer.

Objectives of Our Executive Compensation Program

The Human Resources and Compensation Committee of the Board of Directors (the "HRC Committee") is responsible for recommending compensation policy for the Corporation and specifically reviews compensation for each of the Named Executive Officers.  Westport compensation programs reflect the need to attract and retain strong individuals to lead the ambitious growth strategy and also to provide a strong linkage to performance, where both short-term and long-term interests can be considered. Although compensation inevitably involves complex tradeoffs, in principle, we look to three principles:

1.	Compensation needs to be fair to the individual and reflect "market value" for comparable positions of responsibility in similar companies;

2.
Compensation will include both guaranteed levels (paid as salary) as well as performance based elements (annual bonus) and long-term performance incentives (typically equity grants earned through service and performance);

3.
Performance elements should be linked to the long-term interest of shareholders, and executives should be primarily motivated to create long-term appreciation in the Corporation’s share price through achievement of the strategic plan.

Determination of Compensation

The HRC Committee supports the Board of Directors in its oversight responsibilities related to executive compensation.  The HRC Committee is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plans and reviewing employee incentive and benefit programs.  The HRC Committee is also responsible for evaluating the Chief Executive Officer succession planning process and working with the Board of Directors on setting the authority and accountability of the Chief Executive Officer and for establishing metrics to measure the Chief Executive Officer's performance.  The HRC Committee is additionally responsible for presenting the compensation of the Chief Executive Officer and the senior management team to the Board of Directors for approval.

In Fiscal 2010, the HRC Committee conducted a comprehensive review of Westport's executive compensation program with the assistance of independent outside consultants Frederic W. Cook & Co., Inc. who provided independent compensation analysis and advice specifically related to the compensation of the Chief Executive Officer, Chief Financial Officer, Executive Vice President, Market and New Partnership Development, Executive Vice President, Strategic Development as well as other Officers through an external comparator analysis including assessment of pay levels and mix of compensation.

The Corporation's main reference market for purpose of comparative analysis and benchmarking executive compensation includes publicly listed alternative power and energy technology companies of comparable size, complexity and market capitalization. The “Comparator Group” included: A123 Systems, American Superconductor Corp., Ballard Power Systems Inc., Capstone Turbine Inc., Clean Energy Fuels Corp., Energy Conversion Devices Inc., Fuel Systems Solutions Inc., Fuel Tech Inc., Plug Power and Syntroleum Inc.

Elements of Fiscal 2010 Executive Compensation Program

Westport's executive compensation plan includes base salary, an annual performance bonus (paid in cash) and long-term, equity-based programs to encourage the long-term development of shareholder value consistent with the strategic plan.  Executives participate in the company-wide employee benefit programs such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance, matching registered retirement savings plan, and matching employee share purchase plan.  These programs are offered to all employees.  The Corporation does not offer a defined benefit pension plan or other unique benefits to its executives.

Determination of Amount for Each Element of Compensation

Base Salary

Salary guidelines and salary adjustments for our executive officers were designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to Comparator Group levels.

The HRC Committee provides recommendations to the Board of Directors with respect to salary guidelines for the executive management team as follows:

Chief Executive Officer base salary is recommended to the Board of Directors by the HRC Committee, based on proposals made by the Chairman of the Board of Directors.

President and Chief Operating Officer, Executive Vice President, Strategic Development, Executive Vice President, Market and New Partnership Development and Chief Financial Officer base salaries are recommended to the HRC Committee, based on proposals made by the Chief Executive Officer.

The base salaries for the other senior management are at the discretion of the Chief Executive Officer and reviewed by the HRC Committee.

Annual Incentive Bonus

The Corporation provides an annual bonus for achievement of performance metrics to the annual budget and business plan.  Bonuses are paid in cash.  Although annual bonus metrics are typically numerically measured, the Board of Directors nevertheless reserves the right to award bonuses or withdraw bonuses at its discretion.

Each Named Executive Officers' Fiscal 2010 bonus was based on a mix of metrics. Except for the Chief Executive Officer, the Named Executive Officer's have a blend of corporate and individual performance metrics as shown in the table below.

	Target Annual Incentive % of Base Salary Linked to Corporate Metrics (a)	Target Annual Incentive % of Base Salary Linked to Individual Area of Responsibility (b)	Total Annual Incentive Target % of Base Salary (c)=(a)+(b)
David Demers Chief Executive Officer	50%	0%	50%
Elaine Wong Executive Vice President Strategic Development	25%	25%	50%
J. Michael Gallagher (1) (former) President and Chief Operating Officer	10%	40%	50%
Nicholas Sonntag Executive Vice President, Market and New Partnership Development	10%	40%	50%
Bill Larkin (2) Chief Financial Officer	N/A	N/A	N/A
Melih Ogmen, Vice President, Fuel Systems and Supply Chain	10%	25%	35%

Notes:

(1)   Mike Gallagher’s employment agreement as President and Chief Operating Officer was retired on January 20, 2010 and replaced with a new employment agreement where he will be employed as a part time Senior Adviser for Westport Power Inc. until June 30, 2011.

(2)  Bill Larkin was hired on February 15, 2010 and as a result did not participate in the Fiscal 2010 bonus program.

Annual incentive award amounts for each Named Executive Officer are described in the notes section of the Summary Compensation Table below.

Fiscal 2010 Corporate Performance Factor

For those Named Executive Officers who had annual bonuses linked to corporate performance, the Fiscal 2010 bonus was calculated as the weighted average of three specific metrics that, in the opinion of the HRC Committee, represent a useful subset of the many competing interests that the management team must balance.  These three metrics are consolidated revenue growth over the previous year (because our strategic plan calls for strong growth over several years), budgeted earnings per share (because growth needs to come at a measured pace of investment and tightly managed), and relative share price performance compared to a broader index.  Each metric is assigned a range of targeted outcomes, such that below a certain performance level the contribution of that metric to the overall corporate performance metric is zero.  The range of targeted outcomes is also capped at a 2.0 contribution level.

The annual bonus amount based on the corporate performance factor for each participating individual is calculated by using the following formula:

(annual base salary) x (target corporate bonus percentage) x (corporate performance factor)

The Chief Executive Officer’s annual bonus is determined solely by the Corporate Performance factor.  For a full discussion of the annual incentive compensation for our Chief Executive Officer, see the section of this Circular entitled "Chief Executive Officer Compensation" below. For executives with both corporate and individual performance targets, each of the corporate and individual bonuses are calculated separately.  The total annual bonus is the sum of the two bonus amounts.

Although when the goals for Fiscal 2010 were established it was already clear that the global economic conditions would dramatically impact all markets for industrial products, including our alternative fuel programs, the Board and management agreed that Westport should keep its long term business growth targets intact (including consistent annual 25% revenue growth). The Board and management acknowledged that this would almost certainly result in poor bonus performance for Fiscal 2010 financial metrics.

The following table summarizes the outcome of the Fiscal 2010 corporate performance goals:

Goal	Weighting	Achievement	Weighted Result (Target Achieved)

Consolidated Revenue Growth	1/3	The Corporation had approximately 7% revenue growth (11% in US dollar terms) in consolidated revenue growth over Fiscal 2009 compared to a target of 25%. This resulted in a performance factor of 0.25	0.083 (0.25)
Budgeted Earnings Per Share	1/3
Earnings bonus metrics were established in line with targeted revenue growth. The shortfall in gross profit contribution from product sales created significant pressure on management to maintain strong cost discipline, resulting in protection of key programs but also achievement of internal budget targets. Financial market conditions made the earnings growth targets unachievable and performance factors therefore were 0.
0.00 (0.00)
Relative Share Performance	1/3
Relative share performance is determined by comparison of performance targets against a Synthetic Clean Tech index of our Comparator Group.  The Westport relative share price performance exceeded the Synthetic Clean Tech index above the maximum target with strong performance each quarter and significant analyst support for our business plan.
0.667 (2.0)
TOTAL	1.00		0.75

Individual Performance Factor

Individual performance factors for Named Executive Officers other than the Chief Executive Officer are established by the Chief Executive Officer and are reviewed by the HRC Committee. Individual performance factors are determined with reference to achievement against individual goals within each person's area of management responsibility.  Individual factors also result in a performance factor range of 0.0 to 2.0, with the target performance factor set to 1.0.  The individual performance incentives are then calculated by use of the following formula: (annual base salary) x (target individual bonus percentage) x (individual performance factor).  Fiscal 2010 individual performance factors ranged from 0.58 to 1.5.

Long-Term Incentives ("LTI Program")

Many companies offer pension plans or other long-term programs funded by the Corporation as part of the overall compensation packages. Instead, Westport has chosen to directly tie executive long-term compensation to shareholder value by offering Westport equity participation, including Stock Option Plan and share unit grants, tied to time and performance vesting criteria. The intent of the program is to establish a meaningful equity stake in the Corporation over time that will reward long-term shareholder value appreciation as well as shrink with value reduction. The LTI Program is developed with the assistance of outside consultants and is meant to be comparable in potential value to long-term incentive and pension programs offered by companies in the Comparator Group. The HRC reviews compensation of Westport's executive officers periodically and based on such review and the assistance of outside consultants makes recommendations as to the grant of option or unit awards to the Board of Directors.  The Board of Directors then receives such recommendation and determines whether or not to approve, or alternatively, to amend such recommended grant.  Previous grants of options are also considered by the HRC and the board of directors in determining new grants.

LTI Program awards are not immediately available to the individual and typically vest over several years.  If awards do not meet the prescribed vesting criteria, they are forfeited.

The Board of Directors may also from time to time grant equity-based long-term compensation retention awards to any employee and management based on performance and future contribution expectations. These include contract signing and completion awards as well as ongoing performance incentives and retention awards. All such awards typically vest over specific periods and may not vest if performance criteria have not been met.  Unvested awards are forfeited.

Investors should understand that the values recorded in the following disclosure tables do not necessarily reflect actual compensation received by the individual listed. Equity instruments such as options and stock units are valued according to complex accounting models and expensed in accordance with prescribed principles of estimating the potential future value and are expensed in our income statement over the vesting period. These grants may in fact never vest, resulting in zero compensation, or may result in significantly different (higher or lower) actual compensation, depending on future performance factors that are unpredictable.

Chief Executive Officer Compensation

Effective April 1, 2010, based on the comparator analysis, the Board of Directors approved a recommendation by the HRC Committee to award Mr. Demers an 11.1% increase in annual base salary, moving his annual salary from $450,000 per annum to $500,000 per annum.  Mr. Demers did not receive a salary adjustment in Fiscal 2010.

Mr. Demers' target annual incentive bonus for Fiscal 2010 was fifty percent (50%) of his base salary as at March 31, 2010 and was fully tied to the corporate performance results and achievements as outlined in the previous discussion of Fiscal 2010 Corporate Performance Factor.  The overall corporate performance factor for fiscal 2010 of 0.75 was approved by the HRC Committee and the Board of Directors.  The formula used to calculate Mr. Demers' annual incentive bonus resulted in a bonus award of $450,000 x 50% x .75 = $168,750, to be paid in Fiscal 2011.

Fiscal 2010 Summary Compensation Table

The following table and notes thereto set out information concerning the compensation earned or awarded to the Named Executive Officers in the fiscal year ended March 31, 2010.

There are no pension plans in the Corporation; therefore, the pension contribution is nil for the Named Executive Officers.

Name and Principal Position	Year	Salary(2) ($)	Share-based awards (3) ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation (6) ($)	All Other Compensation(7) ($)	Total Compensation(1) ($)
David Demers(5) Chief Executive Officer	2010 2009	450,000 437,500	NIL 1,140,535	186,563 NIL	168,750 315,281	NIL NIL	805,313 1,893,316
Elaine Wong Executive Vice President, Strategic Development	2010 2009	292,708 268,750	NIL 607,770	38,666 NIL	150,000 272,975	13,750 13,438	495,124 1,162,933
J. Michael Gallagher(5), (9) Former President and Chief Operating Officer	2010 2009	375,558 412,500	NIL 747,858	110,297 NIL	NIL 290,390	663,740 10,440	1,149,595 1,461,188
Nicholas Sonntag(8) Executive Vice President, Market and New Partnership Development	2010 2009	400,000 381,250	NIL 601,520	2,095 NIL	150,000 151,967	32,902 107,139	584,997 1,241,876
Bill Larkin, Chief Financial Officer	2010 2009	31,404 NIL	NIL NIL	214,750 NIL	NIL NIL	NIL NIL	246,154 NIL
Melih Ogmen, Vice President, Fuel Systems and Supply Chain	2010 2009	220,000 217,500	NIL NIL	119,271 NIL	99,000 51,713	11,000 10,875	449,271 280,088

Notes:

(1)
The Total Accessible Compensation (salary and bonus) earned for Fiscal 2010 is $618,750, $442,708, $375,558, $550,000, $31,404 and $319,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag, Mr. Larkin, and Dr. Ogmen, respectively.

Total Compensation earned for the Fiscal 2010 compensation plan is $805,313, $495,124, $1,149,595, $584,997, $246,154 and$449,271 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag, Mr. Larkin and Dr. Ogmen, respectively.

Total Compensation values include the deemed value (based on fair market value determined in accordance with Section 3870 of theCICA Handbook (accounting fair value)) of all share unit awards granted during the year, only a portion of which vested during the year.  The actual value of share unit and option grants cannot be determined until the units are converted to shares and sold. Future value of these awards could be materially higher or lower than the figure stated here, which represents a notional value presuming the units were converted and sold on the date of grant.

(2)
Base salaries for the Named Executives Officers as of March 31, 2010 were $450,000, $300,000, $189,600, $400,000, $230,000 and $220,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag, Mr. Larkin and Dr. Ogmen, respectively.  Dr. Gallagher’s base salary in his prior role as President and Chief Operating Officer was $425,000.

(3)
Values of share-unit based awards are the fair market value on the date of grant, calculated as the number of shares multiplied by the TSX closing prices of the shares on the previous day.  Amounts for Share-unit based awards are for Unit awards that occurred during the fiscal year that were specific to Fiscal 2009 compensation decisions including the November 12, 2008 retention grant and the value of the LTI program awards that were earned for Fiscal 2009.  No share units were granted to the executives in Fiscal 2010 except awards pertaining to the Corporation’s Fiscal 2009 LTI Program as noted below.

Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value) is recorded as compensation expense in the statement of operations following the vesting criteria.

The LTI Program earned award value for Fiscal 2009 was $337,500, $206,250, $212,500 and $200,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, and Mr. Sonntag respectively. Units for the Fiscal 2009 LTI Program were granted in Fiscal 2010 and vest over a 5 year period with one fifth of the grant amount vesting on the anniversary date of the grant over this 5 year period, although the total value of the award is shown in the table above. Unvested units may be forfeited. The value of these awards is included above as compensation in Fiscal 2009 since they relate to awards earned in the previous fiscal year.

(4)
The awards granted to Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and 95 stock options granted Dr. Ogmen were compensation for the Company’s requirement that fully vested stock units be exercised immediately in accordance with the equity plan approved by shareholders at the 2009 Shareholder Meeting. The calculated financial impact of the forfeiture of unit future appreciation was calculated to be the equivalent of these option grants, so technically no incremental benefit to the employee was received. These option awards vested immediately.  The value of the awards granted to Mr. Larkin as a signing bonus vest over a 3 year period with one third of the grant amount vesting on each anniversary of the grant.  The value of an award of 20,000 stock options granted to Dr. Ogmen vested one third on the grant date and one third on each of the second and third anniversary dates of the grant over a two year period. The amounts shown in this table represent the total of the fair market value of the Options to purchase Common Shares issued under our Stock Option Plan granted to each Named Executive Officer during the fiscal year.  This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to Canadian Generally Accepted Accounting Principles.  Fair value for accounting purposes is recorded as compensation expense in the consolidated statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value).

(5)	Mr. Demers and Dr. Gallagher were also directors during Fiscal 2010, but received no compensation for their services as directors.

(6)
This represents Westport's short-term incentive awards.  Fiscal 2010 annual bonus awards earned were $168,750, $150,000, Nil, $150,000, Nil and $99,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag, Mr. Larkin and Dr. Ogmen, respectively.  These amounts will be paid to the Named Executive Officer's in Fiscal 2011.   The Corporation does not have any non-equity long-term incentive plans.

(7)
The column entitled "All Other Compensation" includes employer contributions to RRSP or Employee Share Purchase programs.  These are voluntary participation programs where the employer matches employee contributions up to a maximum 5% of base salary per pay period.  Perquisites and employee program benefits (medical, life and disability insurance) received in Fiscal 2010 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in any of those years and are therefore not reported in the table.

(8)
Mr. Sonntag was on temporary assignment in Beijing, China for a portion of Fiscal 2010 and received commercially typical assignment allowances including living expense allowances and tax adjustments.  All compensation related to Mr. Sonntag's assignment contract is reported in the All Other Compensation column.  "All Other Compensation" for Mr. Sonntag during the fiscal year end March 31, 2010 includes $20,902 in taxable assignment benefits and $12,000 in RRSP employer contributions.

(9)
Dr. Gallagher retired from his full time role as President and Chief Operating Officer and his Executive Employment Agreement was replaced by a new contract as part-time Senior Advisor.  Dr. Gallagher was paid a cash settlement of $653,300 which has been included as “All Other Compensation”.

Following the formula specified in the Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2010 was $2,337,420.  The total compensation including the date of grant value for all equity awards and all other compensation earned by Westport's Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2010 was $3,730,454.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as of March 31, 2010

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Common Shares or units of Common Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)

David Demers Chief Executive Officer	94,426(4)	5.29	26-May-13	1,078,345	313,435	5,237,499
Elaine Wong Executive Vice President, Strategic Development	428 1,190 30,022(4) 18,987 7,806	29.23 11.55 5.29 4.27 9.10	27-Apr-10 23-Oct-10 26-May-13 29-Sep-14 10-Aug-13	Nil 6,140 342,851 236,198 59,404	168,709	2,819,127

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Common Shares or units of Common Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(3)
J. Michael Gallagher (former) President and Chief Operating Officer	14,285 22,267 86,025(4)	9.14 9.10 5.29	3-Jan-11 10-Aug-13 26-May-13	108,137 169,452 982,406	101,973	1,703,969
Nicholas Sonntag Executive Vice President, Market and New Partnership Development	423	9.10	10-Aug-13	3,219	151,458	2,530,863
Bill Larkin, Chief Financial Officer	25,000	16.50	26-Mar-15	5,250	Nil	Nil
Melih Ogmen, Vice President, Fuel Systems and Supply Chain	2,857 95 20,000	6.69 9.10 11.11	17-May-15 10-Aug-13 10-Dec-14	28,627 723 112,000	29,043	485,309

Notes:

(1)
This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2010 ($16.71), and the exercise price of the option.  Where the difference is a negative number, the value is deemed zero or Nil.

(2)	Represents the numbers of Units and Performance Share Units that either vest based on time or performance criteria.

(3)
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at March 31, 2010 ($16.71).  Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.  Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Unvested Options, vesting on May 26, 2010 or sooner with specific performance criteria being met.

During the year ended March 31, 2010, employees of the Corporation were granted (including grants made to Named Executive Officers) 406,262 options at a exercise prices ranging from $9.10 to $16.50, and 105,084 share units at a deemed market price of $9.10 on August 10, 2009.

Incentive Plan Awards - Value Vested or Earned During the Year

Named Executive Officer	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation - Value earned during the year
	($)	($)	($)
David Demers	Nil	168,877	168,750
Elaine Wong	65,921	99,204	150,000
J. Michael Gallagher	Nil	1,480,475	Nil
Nicholas Sonntag	79,110	68,600	150,000
Bill Larkin	Nil	Nil	Nil
Melih Ogmen	Nil	44,328	99,000

Notes:
(1)	This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date.

(2)
The values given in this column refer to the value of Units granted to the Named Executive Officers in as part of payments for prior year long-term incentive bonuses.  J. Michael Gallagher had certain awards where vesting accelerated as a consequence of his retirement as a full time executive in January 2010.

Employment Agreements - Termination and Change of Control

All of Westport's Named Executive Officers have entered into employment agreements with Westport that have indefinite terms.  Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual or discretionary incentive bonuses, and long-term incentives through the granting from time to time of Options and Units pursuant to Westport's equity based compensation plans.  Agreements for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag, Mr. Larkin and Dr. Ogmen include standard industry terms and conditions, including intellectual property, confidentiality, and non competition and non-solicitation provisions.

Pursuant to the terms of the above-described employment agreements, in the event of termination of an executive's employment by Westport without cause, each of the Named Executive Officers is entitled to an amount ranging from six to twenty-four months salary and benefits, may be entitled to annual or incentive bonuses, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the Named Executive Officer.

Mr. Demers is entitled to an amount of the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options and Units previously granted to him in the event of such termination.

Dr. Gallagher retired from his full time position in January 2010 and in accordance with the terms of the new contract established Westport made a single cash payment of $653,300 as well as acceleration in the vesting of 139,028 long-term incentive units granted for fiscal years 2007, 2008 and 2009. Dr. Gallagher’s unvested stock options and retention share units will vest in accordance with the original vesting terms unless Dr. Gallagher is terminated with cause by the Corporation prior to the end of his new agreement with the Corporation as a Senior Adviser. Any unvested options and units will vest on his final date of employment. Dr. Gallagher’s new contract has a term of 18 months, can be renewed by mutual agreement, and includes no termination or change of control benefits.

Ms. Wong is entitled to an amount of twelve months of salary and benefits plus one month of additional salary and benefits for every year of service as an executive, to a maximum of eighteen months of salary, benefits and the targeted annual or incentive bonuses in the year of termination divided by 12 and then multiplied by the number of months in the Severance period, and is additionally entitled to the immediate vesting of all unvested Options and Units previously granted to her in the event of such termination. Based on Ms. Wong's length of service with the Corporation, she has reached the maximum level of eighteen months.

Mr. Sonntag is entitled to an amount of twelve months of salary and benefits in his first year of service, an amount of eighteen months of salary and benefits in his second year of service, an amount of twenty-four months of salary and benefits after his second complete year of service, and, in any year, the immediate vesting of all unvested Options and Units previously granted to him in the event of such termination. Based on Mr. Sonntag's length of service with the Corporation, Mr. Sonntag has reached the maximum level of twenty-four months.

Mr. Larkin is entitled to an amount of six months of salary and benefits in his first year of service, increasing to nine months of salary and benefits after the completion of his first year of service, and increasing to a maximum of twelve months of salary and benefits after the completion of his second year of service.

Dr. Ogmen is entitled to an amount of twelve months of salary and benefits in the event of termination without cause.

Mr. Demers and Ms. Wong each have change of control provisions in their respective employment agreements that provide that if they are terminated following a change of control, or should they resign following a change of control, they are entitled to an amount equal to not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options and Units previously granted to them.

Mr. Sonntag has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options and Units previously granted to him.

Mr. Larkin has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount equivalent to twelve months’ base salary.

Dr. Ogmen has no change of control provision in his employment agreement.

For the purpose of the above with respect to Mr. Demers and Ms. Wong, a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport owning less than 50% of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of Westport of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees.  For Mr. Sonntag and Mr. Larkin, item (i) above is; the acquisition, by whatever means, by an entity of ownership or control of more than 50% of the Common Shares.

The following table sets forth, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of their employment, without cause on March 31, 2010, and the amount such person would have been entitled to receive if a change of control triggered the termination event, as per such persons employment agreement on March 31, 2010.

Termination of Employment Without Cause
	Severance ($)	Bonus ($)	Value of Unvested Equity Awards ($) (1)	Total ($) (2)
David Demers	900,000	450,000	6,315,844	7,665,844
Elaine Wong	450,000	225,000	3,161,978	3,836,978
Nicholas Sonntag	800,000	-	2,530,863	3,330,863
Bill Larkin	115,000	-	-	115,000
Melih Ogmen	220,000	-	-	220,000

Termination of Employment Following Change of Control
	Severance ($)	Bonus ($)	Value of Unvested Equity Awards ($)	Total (2) ($)
David Demers	900,000	450,000	6,315,844	7,665,844
Elaine Wong	600,000	300,000	3,161,978	4,061,978
Nicholas Sonntag	800,000	400,000	2,530,863	3,730,863
Bill Larkin	230,000	-	-	230,000
Melih Ogmen	-	-	-	-

Notes:

(1)
Value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the TSX as at March 31, 2010 ($16.71).

(2)
Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of 24 months benefits.  Based on Westport's benefit programs only coverage of BC medical service plan and extended health benefits would be compensated for the twenty four month period.  These benefits would range for each executive from $2,513 to $6,403.

Director Compensation

The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure it’s in line with other directors of comparable companies.  Directors receive a fixed retainer for services rather than a fee per meeting.

For the 2010 Fiscal Year, non-management directors were paid an annual retainer of U.S. $40,000, with the Chairman of Westport receiving an annual retainer of U.S. $100,000.  Non-management directors were also entitled to an annual fee of U.S. $7,500 for serving as a member of the Strategy Committee or the Nominating and Corporate Governance Committee of the Board of Directors, and an annual fee of U.S. $8,500 for serving as a member of the Audit Committee or the HRC Committee of the Board of Directors.  Committee Chairs received an annual retainer of U.S. $10,000, with the exception of the Audit Committee Chair, who received an annual retainer of U.S. $15,000.  Outside Westport directors do not receive payment for Board of Directors or committee meetings attended in person or by telephone.  Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings.  If a meeting or group of meetings is held outside of Canada or the United States, an attending director receives an addition fee of U.S. $1,000 per day over the three day required attendance for the meeting in recognition of the additional time required to travel to and from the meeting or meetings.

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the year ended March 31, 2010, excluding those directors who were Named Executive Officers.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$) (1)	Non-equity incentive plan compensation (US$)	All other compensation (US$) (2)	Total (US$)
John A. Beaulieu	133,250	N/A	22,815	N/A	0	156,065
Warren J. Baker	57,500	N/A	22,815	N/A	0	80,315
Henry F. Bauermeister Jr.	74,000	N/A	22,815	N/A	0	96,815
M.A. (Jill) Bodkin	58,250	N/A	22,815	N/A	0	81,065
Dezsö J. Horváth	74,500	N/A	22,815	N/A	0	97,315
Sarah Liao Sau Tung	47,500	N/A	22,815	N/A	0	70,315
Andrew J. Littlefair	47,500	N/A	22,815	N/A	0	70,315
Albert Maringer	53,125	N/A	22,815	N/A	0	75,940

 Notes:

(1)
This represents the total of the fair market value of the Options granted to each Director during the fiscal year.  This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to Canadian Generally Accepted Accounting Principles.  Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period.  Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value).  It has then been converted to United States Dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on August 10, 2009 which was 0.9218.  The Canadian dollar amount is $24,750 for each Director.

(2)	Represents the amount of additional fees paid to directors for travel to meetings outside of Canada or the United States.

Incentive Plan Awards

The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at March 31, 2010 for the following individuals who were directors of Westport during the year ended March 31, 2010, excluding those directors who were Named Executive Officers.  This table is being reported in Canadian dollars as all grants and exercises are in Canadian dollars.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option Expiration Date	Value of unexercised in-the-money options (CDN$)(1)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CDN$)

John A. Beaulieu	1,428 1,428 1,428 1,428 4,285 4,285 4,285 5,000	11.55 6.30 6.90 4.87 4.87 10.50 14.90 9.10	23-Oct-10 3-Sep-11 9-Sep-12 25-Jul-13 25-Jul-13 19-Jul-15 6-Aug-16 10-Aug-14	7,368 14,865 14,009 16,908 50,734 26,610 7,756 38,050	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option Expiration Date	Value of unexercised in-the-money options (CDN$)(1)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards t hat have not vested (CDN$)
Warren J. Baker	2,857 1,428 1,428 1,428 4,285 4,285 4,285 4,285 5,000	11.55 6.30 6.90 4.87 4.87 3.29 10.50 14.90 9.10	23-Oct-10 3-Sep-11 9-Sep-12 25-Jul-13 25-Jul-13 21-Jul-14 19-Jul-15 6-Aug-16 10-Aug-14	14,742 14,865 14,009 16,908 50,734 57,505 26,610 7,756 38,050	Nil	Nil
Henry F. Bauermeister Jr.	1,428 4,285 4,285 4,285 5,000	4.41 3.29 10.50 14.90 9.10	7-Feb-14 21-Jul-14 19-Jul-15 6-Aug-16 10-Aug-14	17,564 57,505 29,610 7,756 38,050	Nil	Nil
M.A. (Jill) Bodkin	4,285 4,322	14.90 9.10	6-Aug-16 10-Aug-14	7,756 32,890	Nil	Nil
Dezsö J. Horváth	1,428 1,428 1,428 1,428 4,285 4,285 4,285 5,000	11.55 6.30 6.90 4.87 4.87 10.50 14.90 9.10	23-Oct-10 3-Sep-11 9-Sep-12 25-Jul-13 25-Jul-13 19-Jul-15 6-Aug-16 10-Aug-14	7,368 14,865 14,009 16,908 50,734 26,610 7,756 38,050	Nil	Nil
Sarah Liao Sau Tung	4,285 5,000	14.90 9.10	6-Aug-16 10-Aug-14	7,756 38,050	Nil	Nil
Andrew J. Littlefair	4,285 4,285 5,000	10.50 14.90 9.10	19-Jul-15 6-Aug-16 10-Aug-14	26,610 7,756 38,050	Nil	Nil
Albert Maringer	4,285 5,000	14.90 9.10	6-Aug-16 10-Aug-14	7,756 38,050	Nil	Nil

Note:

(1)
This is amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2010 ($16.71) and the exercise price of the Option.  Where the difference is a negative number, the value is deemed zero or Nil.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2010, for the following individuals who were directors of Westport during the year ended March 31, 2010, excluding those directors who were Named Executive Officers.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
John A. Beaulieu	Nil	N/A	N/A
Warren J. Baker	Nil	N/A	N/A
Henry F. Bauermeister Jr.	Nil	N/A	N/A
M.A. (Jill) Bodkin	Nil	N/A	N/A
Dezsö J. Horváth	Nil	N/A	N/A
Sarah Liao Sau Tung	Nil	N/A	N/A
Andrew J. Littlefair	Nil	N/A	N/A
Albert Maringer	Nil	N/A	N/A

 Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date.  As the Options were granted fully vested on the grant date, the Options value would be zero.

(2)	No share-based awards were granted to Directors.

(3)	There is no non-equity incentive plan for Directors.

PERFORMANCE GRAPH

The Common Shares have been listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "WPT" since June 30, 1999.  Prior to that time, the Common Shares were traded on The Alberta Stock Exchange.  The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from March 31, 2005 to March 31, 2010 (assuming a $100 investment was made on March 31, 2005 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Index over the same period, assuming reinvestment of dividends.

Cummulative Total Shareholder Return on $100 Invested in Common Shares on March 31, 2005

300.00
250.00
200.00
150.00
100.00
50.00
-
March 31, 2005
March 31, 2006
March 31, 2007
March 31, 2008
March 31, 2009
March 31, 2010
S&P/TSX Composite Total Return Index
Westport

	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010
S&P/TSX Composite Total Return Index	100.00	128.43	143.10	148.83	100.57	142.96
Westport	100.00	52.56	87.70	170.45	100.64	266.93

The results shown in this graph do not reflect Westport's trend in compensation to its Named Executive Officers and forms no part of our business or strategic plan.  The Corporation's market prices for its shares are impacted by a number of external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector, which ebbs and flows.  While the total shareholder return trend does not reflect the increase in Named Executive Officer compensation over the 5 year period, the achievement of other significant Corporation and individual performance milestones such as revenue growth, strategic initiatives, and the need to retain executive talent in a competitive market environment accounted for the increase in compensation during the period.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as at June 1, 2010, information in respect of the compensation plans of Westport (being the Stock Option Plan and the Unit Plan, as defined below) under which Common Shares are authorized for issuance and the percent of the issued and outstanding Shares represented by that number of Shares is as follows:

Plan	Number of Common Shares to be Issued Upon Exercise of Outstanding				Number of Common Shares Remaining Available for Future Issuance		Total Number of Remaining Common Shares Reserved for Issue
	Vested		Unvested
	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares	No. Of	% of Outstanding Shares
Stock Option Plan	446,698	1.13%	501,118	1.27%	1,022,655	2.59%	1,970,471	5.00%
Unit Plan	182,495	0.46%	1,012,418	2.57%	33,990	0.08%	1,228,903	3.12%
Equity compensation plans not approved by security holders	14,285	0.03%	0	0.00%	0	0.00%	14,285	0.03%
Total	643,478	1.63%	1,513,536	3.84%	1,056,645	2.68%	3,213,659	8.15%

The following table sets forth, as at June 1, 2010, information in respect of the compensation plans of Westport (being the Stock Option Plan, the Unit Plan and the Options and Units described above) under which Common Shares are authorized for issuance:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders
Stock Option Plan	947,816	$7.88	1,022,655
Unit Plan(1)	1,194,913	-	33,990
Equity compensation plans not approved by security holders	14,285	$9.14	Nil
Total	2,157,014	$7.90	1,056,645

Notes:

(1)	Westport's Performance Share Unit Plan as amended July 2006, July 2008, and July 2009 (the "Unit Plan", as hereinafter defined). See "Share Unit Plans" below.

(2)
The average life remaining on the outstanding Options under the Stock Option Plan is 3.9 years.  The average life remaining on the outstanding Units under both the 2001 Performance Unit Plan and the Unit Plan is 6.2 years.

(3)
In January 2003, as part of a negotiated initial employment arrangement, Westport granted options to acquire up to 14,285 Common Shares to Dr. Gallagher with an exercise price per Common Share of $9.14, being the black-scholes value of the Common Shares on the date of grant of the options.  These options expire on January 6, 2011 and are fully vested.

The following table sets forth, as at March 31, 2010, information in respect of the compensation plans of Westport (being the Stock Option Plan, the Unit Plan and the Options and Units described above) under which Common Shares are authorized for issuance:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders
Stock Option Plan	1,037,304	$8.12	887,419
Unit Plan(1)	1,194,913	-	33,990
Equity compensation plans not approved by security holders	14,285	$9.14	Nil
Total	2,246,502	$8.13	921,409

 Notes:

(1)	Westport's Performance Share Unit Plan as amended July 2006, July 2008, and July 2009 (the "Unit Plan", as hereinafter defined). See "Share Unit Plans" below.

(2)
The average life remaining on the outstanding Options under the Stock Option Plan is 3.9 years.  The average life remaining on the outstanding Units under both the 2001 Performance Unit Plan and the Unit Plan is 6.2 years.

(3)
In January 2003, as part of a negotiated initial employment arrangement, Westport granted options to acquire up to 14,285 Common Shares to Dr. Gallagher with an exercise price per Common Share of $9.14, being the black-scholes value of the Common Shares on the date of grant of the options.  These options expire on January 6, 2011 and are fully vested.

Westport currently has in place two active equity based compensation plans, the Stock Option Plan and the Unit Plan, both of which are described in more detail below.

Stock Option Plans

On July 22, 2003, the Board of Directors adopted the Stock Option Plan, which stipulated the maximum number of Common Shares issuable under it would not exceed 2,014,285 (equivalent to 7,050,000 on a pre-consolidation basis) Common Shares (or 5.1% of the currently issued and outstanding Common Shares).  The Stock Option Plan was approved by Shareholders at the Annual and Special Meeting of Westport held on September 3, 2003 and was subsequently amended and approved by Shareholders on July 8, 2008 and July 16, 2009.

In 2009 the Board of Directors approved amendments to convert the Stock Option Plan from a fixed maximum number to a rolling maximum percentage plan of 3.72% effective immediately, with an increase in the rolling maximum percentage to 5.0% of outstanding shares, upon the exercise of the 586,132 exercisable Share Units that had not been converted to Shares by the current Unit holders.  The conversion of the Stock Option Plan to a "rolling plan", on the basis of each of the above noted 3.72% and 5.0% basis was approved by the Shareholders on July 16, 2009.

The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport's subsidiaries.  The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider within a one-year period cannot exceed 3% of the outstanding Common Shares.  Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares.  Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant.  The period during which an option may be exercised shall be determined by the Board of Directors at the time the option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such option is granted, provided that no option shall be exercisable for a period exceeding eight years from the date the option is granted.

The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement).  In the event of the death or permanent disability of a holder, any option previously granted to him or her shall be exercisable until the end of the option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.  In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any option previously granted to him or her shall immediately expire and terminate.  If an option expires during a blackout period imposed by Westport, the expiry date of the option is extended for ten business days after the end of the last day of the blackout period.  Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the option expires four business days after the end of the blackout period, the expiry date for that option is extended by an additional six business days.  In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.  Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the option in the event of the death of the optionee.  The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•	increases the number of shares reserved for issuance under the Stock Option Plan;

•
reduces the exercise price of an option, except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an option);

•
extends the term of an option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);

•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates).

•	extends the total value of shares which my be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;

•	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

•	permits awards other than options to be made under the Stock Option Plan; or

•	amends the amendment provisions contained in the Stock Option Plan;

With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval.  Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:

•	amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan;

•	termination or suspension of the Stock Option Plan;

•	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

•	adjustments to outstanding options in the event of certain transactions entered into by Westport;

•	amendments to the vesting provisions of any outstanding option (including without limitation, acceleration of vesting);

•	amendments with respect to the method or manner of exercise of any option;

•
amendments to the termination provisions set out in the Stock Option Plan or any outstanding option, provided no such amendment may result in: (i) an extension of any outstanding option beyond 5  years from the original date of grant (without regard to extensions arising in respect of a self-imposed black-out under Westport's Disclosure Policy, as more particularly described below); or (ii) the granting of an option with an expiry date later than 5 years from the date of grant (without regard to an extension of the option arising in respect of a self-imposed black-out under Westport's Disclosure Policy, as more particularly described below); and

•	adjustments to reflect stock splits, stock dividends or other alterations to the capital stock of Westport.

As at March 31, 2010, an aggregate of 1,037,304 Options were outstanding under the Stock Option Plan, representing approximately 2.7% of the issued and outstanding Common Shares, and as at June, 1, 2010, an aggregate of 947,816 such Options were outstanding, representing approximately 2.4% of the issued and outstanding Common Shares, with 1,022,655 Common Shares remaining available for issuance in connection with new Options grants under the Stock Option Plan.

The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

The adoption of a new equity compensation plan of Westport is being proposed for Shareholder approval at the Meeting.  See "Particulars of Matters to be acted upon at the Meeting - Adoption of Omnibus Plan", below.

Share Unit Plans

A Unit granted pursuant to Westport's Performance Share Unit Plan (the "Unit Plan") entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share.

In September 2003, Shareholders approved a new performance unit plan (the "2003 Unit Plan") to replace the 2001 Performance Unit Plan.  The primary objective of the 2003 Unit Plan when implemented was to conserve cash reserves by using equity to pay part of the annual and other incentives to Westport's officers, employees, and directors (including those of Westport's subsidiaries).  Specifically, the 2003 Unit Plan was used to issue performance Units to: (i) recognize contributions made by employees or contractors in accordance with Westport's existing bonus plans and compensation; (ii) serve in lieu of cash payments to Westport's directors in respect of annual retainers; (iii) enable Westport to attract key employees by issuing performance units as signing bonuses; (iv) enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees; or (v) enable Westport  to issue units in lieu of cash payments for selected consulting or contract services.

The aggregate number of Common Shares initially reserved for issuance under the 2003 Unit Plan was limited to 714,285 (equivalent to 2,500,000 on a pre-consolidation basis).  At the 2006 Annual and Special Meeting of Westport, a resolution was approved to amend the 2003 Unit Plan to increase the number of Common Shares reserved for issuance thereunder.  The Board of Directors determined that an additional 1,428,571 (equivalent to 5,000,000 on a pre-consolidation basis) Common Shares be reserved for issuance under the 2003 Unit Plan and the fixed maximum number of Common Shares reserved under the Unit Plan be amended accordingly, resulting in a maximum of 2,142,856 (equivalent to 7,500,000 on a pre-consolidation basis) Common Shares being reserved for issuance under the revised plan, being 5.4% of the currently issued and outstanding Common Shares.  The Board of Directors additionally approved and recommended a number of amendments to the 2003 Unit Plan to incorporate certain recommendations made by Institutional Shareholder Services, Inc.  The significant amendments to the 2003 Unit Plan were approved by Shareholders at Westport's 2006 Annual and Special Meeting with the amended plan being referred to as the "Unit Plan" herein.  The current terms of the Unit Plan provide that (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period. Additionally, amendments to the Unit Plan are being proposed for approval by the Shareholders at the Meeting to make certain housekeeping and administrative amendments to the Unit Plan and to amend the amendment provisions of the Unit Plan.  See "Particulars of Matters to be acted upon at the Meeting - Amendment to Security Based Compensation Plans", below.

The Board of Directors has the discretion to select the participants to participate in the Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 3% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.  The Board of Directors may amend or revise the terms of the Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.

The Units under the Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date.  If a share unit expires during a blackout period imposed by Westport, the expiry date of the unit is extended for ten business days after the end of the last day of the blackout period.  Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period.  For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days.  Units or any rights or interest of a holder under the Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution.  Units or any rights or interest of a holder under the Unit Plan may also be assigned to the extent permitted by law.

As at March 31, 2010, an aggregate of 1,194,913 Units were outstanding under the Unit Plan, representing 3.10% of the then issued and outstanding Common Shares, and as at June 1, 2010, an aggregate of 1,194,913 Units were outstanding, representing 3.03% of the issued and outstanding Common Shares.  As at June 1, 2010, 33,990 Common Shares remain available for issuance in connection with new Unit grants under the Unit Plan.

Minimum Share Ownership Guidelines

Westport directors are required to hold a minimum value of Common Shares or Units of Westport equal to their annual retainer, to be acquired over a three-year period and each of Westport's executive officers is required to hold a minimum value of Common Shares or Units or Options of Westport equal to his or her annual salary, to be acquired over a five-year period.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING - ADOPTION OF OMNIBUS PLAN

As set forth under the heading "Equity Compensation Plan Information" herein, the Corporation currently has in place a Stock Option Plan and a Unit Plan.  The Corporation believes that the Stock Option Plan and Unit Plan do not currently provide the flexibility desired in terms of equity based compensation grants available to compensate directors, officers, employees and consultants of the Corporation.  As a result, on April 23, 2010, the Board of Directors approved, subject to shareholder approval, an Omnibus Incentive Plan as more fully described below and as set forth in Schedule "B" to this Circular (the "Westport Omnibus Plan"). The Corporation is submitting the Westport Omnibus Plan to the shareholders for approval at this Meeting.   If approved, the Westport Omnibus Plan will go into effect as of the date of the Meeting.  Assuming the Westport Omnibus Plan is approved by Shareholders at the Meeting the Stock Option Plan and Unit Plan will continue to exist however it is intended that any future equity based compensation grants would be made under the Westport Omnibus Plan rather than the Stock Option Plan and Unit Plan.

General Terms

Background to Proposed Amendments included in the Westport Omnibus Plan.

The HRC Committee has been advised that most equity based incentive plans for U.S. public companies permit a wide array of equity and equity based compensation arrangements and provide for flexibility in the design of equity awards to be issued. Westport's existing Stock Option Plan and Unit Plan do not contemplate such a broad and diverse range of equity arrangements.  In connection with the design of a new executive compensation program as more fully described herein under the caption "Compensation of Executive Officers - Compensation Discussion & Analysis", the HRC Committee's independent compensation consultant, Frederic W. Cook & Co., Inc., recommended that Westport implement an equity-based compensation program based, in part, on restricted stock units and performance stock units.  To provide the Board of Directors and its HRC Committee with the greatest degree of flexibility in designing equity based compensation programs, now and in the future, the Board of Directors has approved, and recommends to the Shareholders that they approve the Westport Omnibus Plan.

Westport Omnibus Plan

The Westport Omnibus Plan contains the following general terms:

•
The Westport Omnibus Plan allows grants of stock options (including incentive stock options for US tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, performance based and/or time based restricted stock units, and other stock or performance based awards.  SARs may be granted on a stand-alone basis or in tandem with options.

•
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR.  The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.

•
Each restricted stock unit or performance stock unit granted under the Incentive Plan generally represents one Westport share. Unless otherwise determined by the HRC Committee, vested units will generally be settled as soon as practicable following vesting by delivery of a Westport share for each vested unit or payment of a cash amount equal to the market value of a Westport share at the time of settlement, as specified in the award.  The award may provide for the accrual of dividend equivalent amounts in respect of awards of restricted stock units or performance stock units before settlement.

•
Performance stock units and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code generally will require the amount payable (or Shares issuable) be conditional upon the achievement of performance goals.

•
The Stock Option Plan and Unit Plan provide for grants to be approved by the Board of Directors. The Westport Omnibus Plan generally follows that approach. However, in certain instances, determinations by a committee comprised of independent directors will be crucial.  Thus, the Westport Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

•
the HRC Committee will have the power to evaluate the chief executive officer's awards and performance relating thereto and to determine awards under the Westport Omnibus Plan (Awards) for grant to the chief executive officer. As to other executive officers the HRC Committee shall make recommendations to the Board of Directors with respect to Awards;

•
the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the chief executive officer and the three highest paid officers, other than the chief executive officer and chief financial officer.

•
Awards cannot be granted at less than market value which is defined for Awards stated in Canadian dollars as the closing price of Westport's shares on the Toronto Stock Exchange on the last trading day prior to the relevant date and for Awards stated in U.S. dollars as the closing price of Westport's shares on the NASDAQ stock market on the last trading day prior to the relevant date.

•
The Westport Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance).  Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:

•	performance conditions to vesting of any portion of an Award, other than restricted share units granted to Canadian residents, will be measured over a period of not less than one year; and

•
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or Board of Directors (subject to the terms of the Westport Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).

•
The Westport Omnibus Plan is subject to a plan limit of 2,226,645 shares, being calculated as 1,170,000 shares plus the number of shares estimated as remaining for issuance as at the date of the Meeting under the Option Plan and Unit Plan.  For this and other limitations, please read "Plan Limitations" below.

•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

•	The Westport Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

•
The Westport Omnibus Plan provides that either the Board of Directors or HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon change of control or specify in the Awards that such acceleration will automatically occur.  With respect to Awards made under the Westport Omnibus Plan a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Corporation's Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of shares of common stock or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.  Please refer to the definitions in the copy of the Westport Omnibus Plan attached to these materials for a more complete description of the events constituting "Change of Control."

•	The Westport Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

•
The Westport Omnibus Plan allows Awards other than options to have up to 10 year terms and options to have 5 year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

•	Existing option and awards will be governed by current terms.

Deferred Share Units

The Westport Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's DSU Eligible Retainer through the grant of deferred share units.  Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Westport Omnibus Plan

Termination of Employment or Service

Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
If employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any option or share appreciation right until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
If the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any option or share appreciation right until the date specified in the award and any vested phantom share awards, restricted share units, performance share units and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan;

•
If employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any option or share appreciation right until the earlier of the date specified in the award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, restricted share units, performance share units and deferred share units shall be settled in accordance with the provisions of the Westport Omnibus Plan.

•
If employment or service is terminated for cause, in the opinion of Westport's legal counsel, any unvested Award granted pursuant to the Westport Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Westport Omnibus Plan allows the Board of Directors (or HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

With respect to the Westport Omnibus Plan, the number of shares that may be subject to issuance at any given time in connection with Awards cannot exceed 2,226,645, being calculated as 1,170,000 shares plus the number of shares estimated as remaining for issuance as at the date of the Meeting for issuance under the Option Plan and Unit Plan.

For the purposes of calculating the Award limits specified above:

•
Shares subject to an Award granted under the Option Plan or Unit Plan that are outstanding on the Meeting Date but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation.

•
Awards that use the price of shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated.  Upon settlement in cash or termination of such Award the shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation.

•
All Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of shares pursuant to the terms of an Option will reduce the number of Shares available for issuance pursuant to Options;

•	Any shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	Any shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	Any shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.

Awards are also subject to the following limitations:

•	The aggregate number of shares subject to:

(i)	Option or SAR awards granted under the Westport Omnibus Plan; or

(ii)	issued pursuant to performance awards,

during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such awards, 500,000 shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

•	The maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Westport Omnibus Plan shall not exceed U.S.$3,000,000.

•
for as long as the Corporation's shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to the Corporation;

•
the number of shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Westport Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding shares, respectively;

•
the number of shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates if legally required) within any one year period under the Westport Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Shares; and

•
the number of shares issued to directors (non-employee) under the Westport Omnibus Plan shall not exceed 250,000 and the annual equity award value of shares granted to directors (non-employee) shall not exceed $100,000 per such director.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities.  Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior shareholder approval.  Awards to other employees may also be limited.

If the rules of a stock exchange on which the shares are being traded require shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.

Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession.  The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities.  No transfer of incentive stock options may be made unless permitted by Section 422 of the Internal Revenue Code.

Eligibility

All directors, executive officers, employees and consultants may become eligible for Awards under the Westport Omnibus Plan.

Amendments and Termination

The Westport Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Westport Omnibus Plan, subject to applicable legal or stock exchange requirements. The Westport Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Westport Omnibus Plan being lower than the market  value of the shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•	any amendment that would result in the cancellation of an option or SAR in exchange for an option or SAR with a lower exercise price from that of the original option or SAR;

•	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Westport Omnibus Plan;

•
any amendment extending eligibility to participate in the Westport Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a registered retirement savings plan, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Westport Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any option exchange involving Awards; and

•	any other amendment required to be approved by shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Westport Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Westport Omnibus Plan or to correct or supplement any provision of the Westport Omnibus Plan that is inconsistent with any other provision of the Westport Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Westport Omnibus Plan including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Westport Omnibus Plan or any Award;

•
any amendments to the early termination provisions of the Westport Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Westport Omnibus Plan or any Award, other than an Award held by an insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

•
the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Westport Omnibus Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the member of underlying shares from the Westport Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Westport Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Stock Exchanges.

Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation

Awards granted under the Westport Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m).  The performance goals for performance stock units must consist of one or more performance goals. Such goals include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance.  The performance goals shall be designed to be objective and shall otherwise meet the requirements of Section 162(m) of the Code and the related regulations.  Performance goals may differ among performance stock units granted to any one participant or for performance stock units granted to different participants.  To the extent required to satisfy Section 162(m) of the Code,  performance goals will be based on one or more of the following business criteria for Westport or specified subsidiaries, divisions or business or geographical units (except with respect to the total shareholder return and earnings per share criteria):

A performance goal need not, however, be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific  business criterion).  In addition, to the fullest extent allowed by law, the Westport Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment.  The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Finally, unless an adjustment would affect the status of a performance stock unit as "performance-based compensation" under Section 162(m) of the Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period.

Term

The Westport Omnibus Plan, if approved, will be effective with respect to grants of Awards issued before the 10th anniversary of the shareholder approval, if given.  The Board of Directors has the power, at any time, to amend, suspend or terminate the Westport Omnibus Plan, subject to the above-detailed restrictions.

Shareholder Approval

To be approved, the ordinary resolution approving the Westport Omnibus Plan requires the approval of more than 50% of the votes cast by the shareholders at the Meeting.  At the Meeting, the shareholders will therefore be asked to consider and, if thought appropriate, pass the following ordinary resolution:

"BE IT RESOLVED THAT:

1.
subject to the approval of the Toronto Stock Exchange and all other applicable regulatory authorities, the Westport Omnibus Plan be and is hereby adopted, in the form attached to the Management Information Circular of the Corporation dated June 1, 2010;

2.
notwithstanding that this resolution has been passed by the shareholders of the Corporation, the Board of Directors of the Corporation may revoke such resolution at any time before it has been effected without further action by the shareholders; and

3.
any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

The Board of Directors unanimously recommends a vote FOR the approval of the Westport Omnibus Plan

All option agreements entered into under the Stock Option Plan will continue to be governed by the terms of the Stock Option Plan and all units previously granted under the Unit Plan will continue to be governed by the terms of such Unit Plan.  However, upon the approval of the Westport Omnibus Plan, the Corporation will not grant any new options or units under such plans and will grant future equity based compensation solely under the Westport Omnibus Plan.  If Shareholder approval of the Westport Omnibus Plan is not obtained at the Meeting, the Westport Omnibus Plan will be of no effect and all future options will continue to be granted under the Stock Option Plan with future restricted share units being granted under the Unit Plan.

If Shareholder approval of the Westport Omnibus Plan is obtained, the total number of Common Shares issuable, as of June 1, 2010, under the Stock Option Plan, the Unit Plan, the Omnibus Plan and all other share based compensation arrangements of the Corporation, will be 2,226,645 Common Shares, representing 5.7% of the Corporation's outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, or executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

Mr. Littlefair, an existing member of Westport's Board of Directors, is President, Chief Executive Officer and a director of Clean Energy Fuels Corp. ("Clean Energy"), a publicly traded company in which Westport had an investment of less than 1% of the issued and outstanding Common Shares for the majority of the year but held no interest at March 31, 2010 and with which Westport maintains an ongoing business relationship.  In addition, Mr. Demers served as a director of Clean Energy until April 4, 2008.  During the third quarter of the fiscal year ended March 31, 2008, Westport entered into a non-interest bearing, limited recourse loan of US$6.0 million with Clean Energy Finance, LLC.  This loan allowed Westport to finance the establishment and maintenance of an inventory of approximately 75 liquefied natural gas fuel systems in anticipation of deliveries to customers of the Ports of Los Angeles and Long Beach, and is repayable only from the receipt of funds from the sale of these fuel systems.  As at March 31, 2010 there was CAD$0.2 million remaining on the loan.

INTEREST OF PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set forth below, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since April 1, 2009, or of any associate or affiliate of any of the foregoing in any matter to be acted in at the Meeting other than the election of directors except as described herein.

Westport's directors and executive officers may be considered as having an interest in the amendments to the Stock Option Plan and Unit Plan as they have been and may be granted Options or Units thereunder.

RECEIPT OF 2010 FINANCIAL STATEMENTS

Westport's financial statements for the fiscal year ended March 31, 2010 have been forwarded to Shareholders.  No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) (the "Act") being met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the election, as directors of Westport, of the nominees whose names are set forth below.  The Board of Directors cannot currently consist of less than one director and more than ten directors, with the number of directors within such range to be fixed from time to time by resolution of the Board of Directors.  At the present time, Westport has ten directors.  The Board of Directors has fixed the number of directors to be nominated at the Meeting at eight.  Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law. All of the current nominees, with the exception of Mr. Muench were elected as directors by the Shareholders at last year's Annual General Meeting.  All of the proposed nominees who are currently directors of the Corporation have agreed to serve as directors if elected.

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercise control or direction as at the Record Date.

John A. Beaulieu (75), a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002.  Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986.  Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products.  Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co.  Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.  Mr. Beaulieu is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), other privately-held venture backed enterprises, and one socially focused organization.

Chairman of the Board of Directors
Member of the Nominating and Corporate Governance Committee
Member (former Chair) of the Human Resources and Compensation Committee (3)
Member of the Audit Committee(2)
Member of the OEM Committee
11,750 Common Shares (1)
17,855 Options(1)

Warren J. Baker (71), a US citizen, of Avila Beach, California, USA, joined Westport's board in September of 2002.  He is currently Chair of the Nominating and Corporate Governance Committee.  He has been President of California Polytechnic State University in San Luis Obispo, California since 1979.  Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a member of the U.S.  Business-Higher Education Forum.  Dr. Baker has served as a member of the U.S. National Science Board, and has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals.  Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is a member of the Board of Governors, U.S. - Mexico Foundation for Science and a member of the board of directors, MESA California (Mathematics-Engineering-Science Achievement).
Chair of the Nominating and Corporate Governance Committee Member of the Strategy Committee 2,142 Common Shares (1) 29,281 Options(1)

M.A. (Jill) Bodkin (66), a Canadian citizen, of Vancouver, British Columbia, Canada has been the Chair and Chief Executive Officer of Golden Heron Enterprises (portfolio of technology companies) since 1996.  In 2007, Ms. Bodkin was also appointed Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station.  From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia.  After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia's first woman Deputy Minister, responsible for financial institutions, and later, Founding Chair of the British Columbia Securities Commission.  Her mid-career graduate studies were in public finance at Syracuse University.   Ms. Bodkin is the President of the Board of Pacific Coast Television, President of Yaletown Venture Partners VCC, a member of the Advisory Board to the Maxwell School at Syracuse University, and of the Canadian Minister of Trade's SME Export Council. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the Boards of Directors of the Laurentian Bank of Canada and KCTS 9 Television, and the Oversight Council for the Canadian Institute of Chartered Accountants. She has served on boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.
Chair of the Human Resources and Compensation Committee (3) Member of the Audit Committee(2) 4,748 Common Shares (1) 8,607 Options(1)
David R. Demers (54), a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a director since the company was formed in March of 1995.  Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan.  Mr. Demers is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), Cummins Westport Inc., a private company in which Westport has a 50% investment, and Juniper Engines Inc., a private company in which Westport has a 49% investment.
Chief Executive Officer Member of the Strategy Committee Member of the OEM Committee 126,521 Common Shares (1) 94,426 Options(1) 324,769 Units(1)
Dezsö J. Horváth (67), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of Westport's board since September 2001.  He is currently Chair of the Strategy Committee.  He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977.  He holds an electrical engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (2003-), Samuel, Son & Co. Limited (2007-) and UBS Bank (Canada) (2009). He is also a Director of The Toronto Leadership Centre (1998-) and the Canada-India Business Council (C-IBC) (2009-). As well, he is on the International Advisory Council of the St. Petersburg University School of Management (1996-), Guanghua School of Management, Peking University (2007-), Fundaçäo Dom Cabral (FDC), Brazil (2009-), and is a member of the Advisory Board for The CEO of the Year Award (co-sponsored by The Caldwell Partners Amrop International, the National Post and the CTV Television Network) (1992-). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.

Chair of the Strategy Committee
Member of the Audit Committee(2)
Member of the Human Resources and Compensation Committee
Member of the Nominating and Corporate Governance Committee
45,571 Common Shares (1)
23,567 Options(1)

Sarah Liao Sau Tung (58), a Hong Kong SAR citizen, of Hong Kong, People's Republic of China, is the former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong 2002-2007.  In 1988, Dr. Liao founded an environmental consulting company, and from 2001 to 2008 served as the environmental presenter/advisor for the Beijing 2008 Olympic Games Bid/Organizing Committee.    She is currently the Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability, a member of the Chinese Council for International Cooperation on Environment and Development under the State Council and a member of the Board of Trustees of Environmental Defense Fund.  She is a Fellow of the Hong Kong Institution of Engineers; a Fellow of the Royal Society of Chemistry, UK; Honorary Professor, Civil Engineering Department, and a Fellow of the University of Hong Kong.  She earned her bachelor's degree in chemistry and botany, master's degree in inorganic chemistry and doctorate in environmental/occupational health from the University of Hong Kong.  Dr. Liao was awarded a master's degree in analytical chemistry by the University of Birmingham, UK.  She was awarded the Justice of the Peace in 1994, the Most Excellent Order of the British Empire (MBE) in 1997 and the Gold Bauhinia Star (GPS) in 2007.
Member of the Strategy Committee Nil Common Shares (1) 9,285 Options(1)
Albert Maringer (65), a Canadian citizen, of Canmore, Alberta, Canada.  He has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007.  Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006.  Dr. Maringer's career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG's operations or subsidiaries:  President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management.  Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa and is currently the Co-Chair for the Centre for Foreign Owned Enterprises at the Conference Board of Canada.  He has also served as a member of the board of directors of the Canadian Nuclear Association.  Dr. Maringer was a member of the Board of Trustees, Calgary Zoo, Calgary; and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry.  Dr. Maringer is Member of the Board (Aufsichtsrat) of Guardus AG in Ulm/Germany, was Chairman of the board of Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario.  Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and Chair of International Management, Friedrich-Schiller-Universität in Germany.
Member of the OEM Committee Member of the Strategy Committee Nil Common Shares (1) 9,285 Options(1)
Gottfried (Guff) Muench (58), a Canadian citizen, of West Vancouver, British Columbia, Canada is a new appointment to the Board of Directors.  Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada which now serves customers in eight different provinces and territories.  From 2001 to 2002, Mr. Muench also served as the first President of Cummins Westport Inc.
571 Common Shares (1)

Notes:

(1)
Number of Common Shares and Options Beneficially Owned or Controlled as at June 1, 2010.  The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees.

(2)	For further information on the Audit Committee's composition, mandate and other matters please refer to the section entitled "Audit Committee Matters" in Westport's Annual Information Form.

(3)	Ms. Bodkin replaced Mr. Beaulieu as Chair of the Human Resources and Compensation Committee on October 1, 2009

Westport has a compensation policy for its outside directors of primarily compensating such directors with an annual retainer payment.  See information in this Circular under the heading "Director Compensation".

Additional Disclosure Relating to the Directors

No proposed director or personal holding corporation of a proposed director:

(a)
is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,

(i)	was subject to an "order" (as defined in Form 51-102 F5) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an "order" (as defined in Form 51-102 F5) that was issued after the proposed director ceased to be a director, chief executive officer of chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)
is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

 APPOINTMENT OF AUDITORS

Westport has requested that KPMG LLP, Chartered Accountants, act as independent auditors for Westport, subject to Shareholder approval.  Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of Westport, to hold office until the close of the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors.  KPMG LLP has acted as auditors of Westport since 1995.

Additional information relating to KPMG LLP's fees for fiscal 2010 is contained in the Corporation's Annual Information Form for the year ended March 31, 2010.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors and the Westport structures, traditions, and processes of leadership and stewardship.  It relates to accountability oversight, role definitions, and the assignment of power and responsibilities governing communications with Shareholders.  Westport also believes that corporate governance is about creating a culture of openness among all of the Westport stakeholders.

The Board of Directors has always believed that effective corporate governance is critical to the continued and long-term success of Westport, and contributes to maximized Shareholder value over time.  Westport continually updates and modifies its governance practices in these changing times, and the Board of Directors is of the view that Westport's general approach to corporate governance is appropriate for a company the size of Westport.  The following discussion discloses details of Westport's corporate governance practices.

Board of Directors

Structure and Composition

The Board of Directors is currently composed of ten directors.  The Board of Directors has established criteria for the selection of new directors, and for the evaluation of current directors, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.

National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") suggests that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as independent directors.  An independent director is a director who has no direct or indirect relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the director's independent judgment.  Seven of Westport's eight directors nominated for election at the Meeting, being Dr. Warren J. Baker, John A. Beaulieu, M.A. (Jill) Bodkin, Dr. Dezsö J. Horváth, Dr. Sarah Liao Sau Tung, Dr. Albert Maringer and Gottfried (Guff) Muench, are considered to be independent within the meaning of NP 58-201.  Mr. David Demers is an officer of Westport, and is considered to be non-independent by reason of his employment with Westport.

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the committees of the Board of Directors are currently comprised of independent directors, other than the Strategy Committee, and the OEM Committee where three of the four directors are independent.  In addition, Mr. Beaulieu, an independent director, has been appointed Chairman of Westport.  The Board of Directors also affords the independent directors the opportunity, at every meeting, to meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.  And finally, certain specific functions of the Board of Directors are the exclusive responsibility of the independent directors, including revising the Charter of the Board of Directors or the position descriptions for Chairman or Chief Executive Officer.

Other Directorships

A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent).  Such other directorships are disclosed in the table under the heading "Election of Directors".

Interlocking Boards

As at June 1, 2010, Mr. Demers and Mr. Beaulieu together sat on the Board of Mala Noche Resources Corp.

Mandate and Charter of the Board of Directors

The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Westport, and to act honestly and in good faith with a view to the best interests of Westport.  In fulfilling its mandate, the Board of Directors is responsible for the stewardship of Westport and, as part of that responsibility, assumes responsibility for the following matters: (i) selecting, appointing, and (if necessary) terminating the Chief Executive Officer; (ii) Chief Executive Officer succession planning, including monitoring the performance of senior management of Westport; (iii) approving the overall compensation of Westport's senior management team; (iv) adoption of a strategic planning process, approval of strategic plans, and monitoring performance against those plans; (v) approving annual capital and operating plans, and monitoring performance against those plans; (vi) approving policies and processes to identify business risks, to address what risks are acceptable to Westport, and to ensure that systems and actions are in place to manage such risks; (vii) approving policies and procedures that enhance the integrity of Westport's, internal control and management information systems; (viii) implementing an appropriate, formal orientation program for new Westport directors; and (ix) approving a Westport communications policy.  The full text of the Westport Board of Directors Charter is attached as Schedule "A" hereto.  The documents incorporated in the Board of Directors Charter by reference, being the board committee charters and position descriptions, are available on Westport's website at: www.westport.com/commitment/governance.php.

The Board of Directors annually reviews its Charter to ensure that it is up to date and is current with all of the legislative changes occurring in the corporate governance field.  In some instances, Westport has chosen to adopt various policies and guidelines that are not yet legally imposed on Westport, but that the Board of Directors feels are effective governance practices that can further protect the rights of Shareholders and contribute to the continuous efforts to maximize Shareholder value.  In June 2007, the Board of Directors amended the provisions of its Charter that prohibited (i) the Westport Chief Executive Officer from exchanging board of director positions with the chief executive officer of another public corporation, and (ii) three or more Westport directors from sitting on another public company board of directors together, to remove such prohibitions in cases approved by the Board of Directors.  These changes were made in the best interests of Westport, and enabled Mr. Andrew Littlefair, the chief executive officer of Clean Energy (a company listed on the NASDAQ exchange), to join the Board of Directors.

Some of the governance policies and guidelines that Westport has adopted into its Board of Directors Charter and practices are as follows:

(i)	Westport directors are required to hold a minimum of one times their annual retainer in Common Shares or Units, to be acquired over a three-year period;

(ii)	each of Westport's executive officers is required to hold a minimum of one times his or her annual salary in Common Shares or Units, to be acquired over a five-year period;

(iii)	no loans shall be made from Westport to any of its officers or directors;

(iv)	the Board of Directors has instituted a policy on the maximum number of Options or Units that can be annually granted to an unrelated director;

(v)	unless approved by the Board of Directors, the Chief Executive Officer is prohibited from exchanging board of director positions with the chief executive officer of another public corporation;

(vi)	unless approved by the Board of Directors, three or more Westport directors are prohibited from sitting on another public company board of directors together;

(vii)	the Nominating and Corporate Governance Committee shall review the retention of a director upon a job change on the part of that director;

(viii)	every Westport executive officer requires the approval of the Board of Directors before accepting a seat on the board of directors of another public company;

(ix)	the directors have unrestricted access to Westport's personnel and documents for the purpose of fulfilling their duties;

(x)
the establishment of an "Ethics Hotline" whereby employees of Westport can anonymously report breaches of Westport's Code of Conduct (the "Code"), or any other activities it wishes to bring to the attention of senior management.  The Code must be signed by all directors, officers and employees on an annual basis.  The Code can be found on Westport's website at: www.westport.com/pdf/WPT-Code_of_Conduct.pdf;

(xi)
the establishment of position descriptions for the Chairman of the Board of Directors, Committee Chair positions, Chief Executive Officer and Corporate Secretary.  These can be found on Westport's website at: www.westport.com/pdf/WPT-Position_Descriptions.pdf; and

(xii)
the requirement that all directors disclose any conflicts of interest, or potential conflicts of interest, and refrain, subject to certain exceptions, from discussing or voting on any matters when such a conflict or potential conflict arises.

Orientation and Continuing Education

Westport's orientation program includes meetings with the Chairman to better understand the role of the Board of Directors, its committees and its directors and with executive officers to understand the nature and operations of Westport's business.  New members of the Board of Directors are also provided with copies of the Charter of the Board of Directors and of the committees of the Board of Directors, the most recent strategic plan and other pertinent information.  Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport.  Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

Meetings of the Board of Directors

The Board of Directors meets as necessary during the year, with at least 4 of those meetings being in person.  In addition, the Board of Directors may hold unscheduled additional meetings from time-to-time as business needs require.  The Board of Directors had 9 meetings in Westport's last fiscal year, 4 times in person, and 5 times by telephone conference call.  At every meeting there is the opportunity for the independent directors to meet without management or related directors present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

Compensation

To assist the Board of Directors of the Corporation in determining the appropriate level of compensation to pay the Chair of the Board, directors, CEO and executive officers, the Board has established a Human Resources and Compensation Committee composed of entirely independent directors as described below.

The HRC Committee recommends to the Board of Directors of the Corporation the appropriate compensation of the Corporation's directors and the CEO.  The Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business of Westport.

In addition, the Corporation's CEO and directors and officers may be granted Options, or Units under the Corporation's Stock Option Plan, and Unit Plan (collectively, the "Plans"), respectively.

In Fiscal 2010, the Corporation retained Frederic W. Cook & Co. to advise on compensation for the Corporation's executive officers and board of directors.  See also "Compensation Discussion and Analysis.”  Frederic W. Cook & Co. were paid fees of US $81,636.84.

Position Description for the Chairman of the Board of Directors and Committee Chairs

The Board of Directors has established written descriptions of the positions of the Chairman of the Board of Directors, and a general position description for the chair of the committees of the Board. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The principal responsibility of the Chairman of the Board of Directors is to ensure the independence of the Board of Directors in the discharge of its responsibilities.  In this regard, the Chairman, individually or with the support of the Nominating and Corporate Governance Committee, shall consult with the Chief Executive Officer on selection of Committee members and chairmanships, Board of Directors meeting agendas, the format and adequacy of information provided to the directors, and the effectiveness of Board of Directors meetings.  The Chairman shall advise the Chief Executive Officer with respect to the agenda for the directors' annual governance and strategic planning retreat.  The Chairman shall also consult directly with other directors on issues of Board of Directors independence or dissent, potential conflict of interest situations, and personal liability matters.  The Chairman also proposes and recommends the compensation paid to, and participates with the members of the HRC Committee in evaluating the performance of, the Chief Executive Officer.

Position Description for Chief Executive Officer

The Board has adopted a written position description for the CEO a copy of which is posted and available on the Westport website.

Board of Director Committees

Members of Westport's management are frequently invited to participate in meetings of the standing committees of the Board of Directors (the "Committees") in order to provide management insight and information for the benefit of Committee deliberations.  As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management.  All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.

Standing Committee Composition

The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.

The current Committees, their current members and the number of times each Committee met during the past fiscal year are set forth below.

Committee	Members	Number of Meetings
Audit	Henry F. Bauermeister Jr. (Chair) John A. Beaulieu M. A. (Jill) Bodkin Dr. Dezsö Horváth	4 (1 in person, 3 by conference call)
Human Resources and Compensation	M. A. (Jill) Bodkin (Chair) John A. Beaulieu (former Chair) Henry F. Bauermeister Jr. Dr. Dezsö Horváth	6 (4 in person, 2 by conference call)
Nominating and Corporate Governance	Dr. Warren Baker (Chair) John A. Beaulieu Dr. Dezsö Horváth	1 (1 in person, 0 by conference call)
OEM	Henry F. Bauermeister Jr. (Chair) John A. Beaulieu David Demers Dr. J. Michael Gallagher Dr. Albert Maringer	1 (1 in person, 0 by conference call)
Strategy	Dr. Dezsö Horváth (Chair) Dr. Warren Baker David Demers Dr. Sarah Liao Sau Tung Andrew Littlefair Dr. Albert Maringer	3 (2 in person, 1 by conference call)

Committee Meetings Membership and Attendance

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis, and related filings.  The following table reflects the attendance of each of the directors for the year ended March 31, 2010 for meetings of the Board of Directors and the Audit Committee.

Name	Board Meetings In Person (4)	Board Meetings Telephonic (1) (5)	Audit Committee (3) (4)	In Person Board and Audit Committee Meetings (if a member) Individual Attendance Rate
Dr. Warren Baker	4 of 4 = 100%	5 of 5 = 100%	-	100%
Henry F. Bauermeister Jr.	4 of 4 = 100%	5 of 5 = 100%	Chair 4 of 4 = 100%	100%
John A. Beaulieu	Chair 4 of 4 = 100%	5 of 5 = 100%	4 of 4 = 100%	100%
M.A. (Jill) Bodkin	4 of 4 = 100%	5 of 5 = 100%	4 of 4 = 100%	100%
David Demers	4 of 4 = 100%	5 of 5 = 100%	-	100%
Dr. J. Michael Gallagher	4 of 4 = 100%	5 of 5 = 100%	-	100%
Dr. Dezsö Horváth	4 of 4 = 100%	5 of 5 = 100%	4 of 4 = 100%	100%
Dr. Sarah Liao Sau Tung (2)	2 of 4 = 50%	2 of 5 = 40%	-	50%
Andrew Littlefair	4 of 4 = 100%	3 of 5 = 60%	-	100%
Dr. Albert Maringer	4 of 4 = 100%	5 of 5 = 100%	-	100%

Notes:

(1)	Board telephonic meetings are for the most part informational and attendance is not mandatory.

(2)
Dr. Sarah Liao Sau Tung resides in Hong Kong.  Dr. Liao’s absence from the Board meetings during the period July - September was approved by the Chairman due to her involvement in the Copenhagen Climate Conference in 2009.

(3)	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.

In addition a special pricing committee of the board relating to Westport's equity financing in Fiscal Year 2010 met one time during the year.  Board members appointed to this special committee were Mr. Bauermeister, Mr. Beaulieu, Mr. Demers, Dr. Gallagher and Ms. Bodkin.

A summary of the activities and responsibilities of each of the Committees is set out below.

Audit Committee

The primary responsibility for Westport's financial reporting, accounting systems, and internal controls is vested in senior management and is overseen by the Board of Directors.  The Audit Committee has been established to assist the Board of Directors in fulfilling its responsibilities in this regard.  The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.

Each member of the Audit Committee shall possess a basic level of "financial literacy" (defined as the ability to read and understand fundamental financial statements), and at least one member shall have accounting or related financial management experience.  The Board of Directors has determined that Henry F. Bauermeister Jr. qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent.

The Audit Committee has unrestricted access to Westport's personnel and documents, and is provided with the resources necessary to carry out its responsibilities.  The Audit Committee and the external auditors meet at least quarterly without the presence of Westport management to review any areas of material disagreement with Westport management or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data, and information.  As necessary or desirable, the Chair of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee, the Board of Directors or Shareholders.

The Audit Committee and Westport's Chief Financial Officer also meet, at least annually, in order to review the execution of management's reporting and financial management responsibilities, as well as any other areas of concern to the Audit Committee.  The Audit Committee also meets, at least annually, with Westport's Corporate Secretary and external legal counsel, to review legal matters that may have a material impact on the financial statements, Westport's compliance policies, and any material reports or inquiries received from regulators or government agencies.  All members of the Audit Committee are independent.

The Audit Committee is charged with the following specific responsibilities:

•
The Audit Committee is responsible for reviewing and submitting for Shareholder approval the annual engagement of Westport's auditors, and providing a forum for direct communication between the auditors and the Board of Directors to ensure the independence of the external auditors.  Such a review includes approval of the proposed scope of the auditors' engagement, materiality, evaluating the performance and resolving any disagreements between management and the external auditor, auditor oversight issues including audit partner rotation, and approval of the budget for the annual audit, as well as the pre-approval of any non-audit services.

•
As part of the risk management oversight responsibility of the Board of Directors, the Audit Committee is responsible for assessing the range of risks and making recommendations to the Board of Directors regarding appropriate responsibilities for the identification, monitoring, and management of these risks.  The Audit Committee is focused primarily on identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport, but, as part of its oversight of the system of internal controls, also reviews the effectiveness of the overall process for identifying principal business risks and provides its view to the Board of Directors.

•
The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport management, including the internal audit function, and identifying any responsibilities assumed by the Audit Committee for the oversight of internal control beyond financial reporting.

•	Prior to any public disclosure, the Audit Committee shall review and approve the following:

(i)
quarterly and annual financial statements and related documents, in order to satisfy itself that all disclosures are consistent with the disclosures contained in the financial statements and are in compliance with regulatory requirements and industry standards;

(ii)	public financing documents and prospectuses; and

(iii)	other timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•
The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest.  In addition, an investor company could include the disclosure of Westport's results or the results of a co-owned subsidiary in their financial statements.  The Audit Committee is responsible for establishing a coordination and communications framework with the accountants, auditors, and audit committees of these companies, and for satisfying itself that Westport's consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

•
The Audit Committee is also responsible for overseeing Westport management's development and implementation of appropriate policies regarding continuous disclosure, compliance with filing requirements, and prompt reporting to Shareholders of material events impacting Westport.  The Board of Directors has also approved a disclosure policy (described in more detail below) and a trading policy that governs the conduct of all of Westport's directors, officers, employees and other insiders.

•
As part of their oversight responsibility around disclosure, the Audit Committee oversees management's processes around the interim and annual filings of the certifications of the Chief Executive Officer and Chief Financial Officer.  The Chief Executive Officer and Chief Financial Officer certify that they have reviewed the filings, that the filings do not contain any untrue statement of material fact or omit such facts, and that the financial information fairly presents the Corporation's financial condition, results of operations, and cash flows as of the date and for periods represented in the filings.  The Chief Executive Officer and Chief Financial Officer are additionally required to make certain representations and conclusions around the effectiveness of the Corporation's disclosure controls and procedures.  The Audit Committee has reviewed management's processes for capturing, documenting, and supporting the representations made in these certifications.

•
The Audit Committee has also reviewed management's process to receive, assess, and address complaints received by Westport regarding accounting, internal controls or auditing matters and its procedures for the confidential, anonymous submission by Westport employees of questionable financial practices.  The Audit Committee reviews this process annually.

•
Additional information respecting the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport's Audit Committee Charter is contained in Westport's Annual Information Form.  All members of the Audit Committee are independent and financially literate.  Mr. Henry F. Bauermeister Jr. is the audit committee financial expert.

Nominating and Corporate Governance Committee

Although the functions listed below are the exclusive responsibility of unrelated and Independent directors, the Nominating and Corporate Governance Committee consults closely with the Chief Executive Officer in fulfilling the following responsibilities:

•
Developing and monitoring Westport's general approach to governance issues and applicable guidelines, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Evaluating whether the Board has in place appropriate structures and procedures implemented to allow it to function with the proper degree of independence from management.

•	Reviewing the Charter of the Board of Directors, revising it from time to time, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Reviewing and developing guidelines for the operation of the Board of Directors, including its functions, size and composition, and minimum attendance guidelines.

•	Recommending and periodically reviewing the charter, structure, composition, membership, minimum attendance guidelines and functions of each Committee.

•
Identifying the required competencies and characteristics of potential directors, developing lists of candidate directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Organizing and providing an orientation and continuing education program for new and current directors respectively.

•
Performing regular assessments of the Board of Directors, Committees and individual directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.  Assessments are done on no less than an annual basis and are spearheaded by the Chairman.

•
Reviewing and initiating discussions on corporate governance issues and policies with regard to such matters as takeover bids, shareholders rights plans, conflicts of interest, corporate business ethics, and other specific corporate governance issues.  Specific committees may also be formed from time to time to focus specifically on one or more of these matters.

•	Considering and approving, where appropriate, the engagement of the services of outside experts and advisors at the expense of Westport, when so requested by individual directors.

The Nominating and Corporate Governance Committee acts as a nominating committee to consider if and when new individuals are to be proposed for election or appointment to the Board of Directors, having regard to the competencies, skills and personal qualities of potential candidates and existing members of the Board of Directors.  All members of the Nominating and Corporate Governance Committee are independent.

Human Resources and Compensation Committee

The HRC Committee is composed entirely of independent directors and has the following responsibilities:

•	Making recommendations to the Board of Directors regarding the selection, appointment, and (if necessary) termination of the Chief Executive Officer.

•
Evaluating the succession planning process for, and monitoring the performance of, the Chief Executive Officer and executive officers, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating, together with the Chief Executive Officer, a position description for the Chief Executive Officer, setting out the Chief Executive Officer's authority, duties and responsibilities, defining the scope of management's responsibilities, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Recommending and assisting the Board of Directors in establishing the corporate objectives for which the Chief Executive Officer will be responsible for meeting, and the metrics to measure the Chief Executive Officer's performance.

•
Evaluating the level and forms of compensation for the Chief Executive Officer and executive officers, in light of Westport's financial and non-financial performance, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating the level and forms of compensation for the directors, in light of Westport's financial and non-financial performance and commensurate with the responsibilities and risks in being an effective director, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Reviewing the overall parameters of Westport's Stock Option Plan and executive performance incentive programs, recommending Option and Unit allocations for senior officers, approving Option allocations for directors and other employees, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Periodically reviewing Westport's long term savings plan, and other benefits plans, as applicable, to evaluate their appropriateness.

•	Reviewing public or regulatory disclosure respecting compensation, and the basis on which performance is measured.

In completing the foregoing responsibilities, the HRC Committee shall, when appropriate, engage independent consultants or compensation specialists, or subscribe to publications, in order to provide analysis of executive and director compensation levels and practices in the marketplace.  Such analysis shall be used in determining whether Westport's overall compensation strategies and levels for directors and executive officers are competitive with those of its peer group companies.  For information relating to the executive compensation, see "Compensation Discussion and Analysis" above.

OEM Committee

The Board of Directors formed the OEM Committee in April, 2008 to oversee and stay current with respect to industry developments and issues impacting OEM's and manufacturers in Westport's industry and Westport’s relationships with various OEM’s.  The OEM Committee consults with Westport management to fulfill the following responsibilities:

•	Provide appropriate knowledge and information, in appropriate detail of OEM industry business activities, issues and operational practices to assist the Board in making informed decisions;

•
Regularly reviewing, discussing and, when necessary suggesting approaches for OEM relationship development, partnership structures, and operational practices, through understanding, identifying and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of OEM relationships and partnerships;

•	Assisting management with identified and set OEM Development projects or activities; and

•	Exercising discipline in differentiating director roles from management roles in the development and implementation of strategies.

Strategy Committee

The Board of Directors formed the Strategy Committee in September of 2002 to oversee the implementation of Westport's strategic direction.  The Strategy Committee consults closely with Westport management as it fulfills the following responsibilities:

•	Regularly reviewing, discussing and, when necessary, suggesting revisions to management's vision.

•	Establishing procedural guidelines with management to develop and implement Westport's strategy, as well as to identify goals and expectations for the Westport strategic planning process.

•	Requiring the Chief Executive Officer to propose a clearly articulated and well-supported strategy for Westport.

•	Assisting management in the development of a strategy that is approved by the Board of Directors.

•	Assisting management in assessing whether management has the business plans and the financial, operational, and human resource requirements necessary to implement its strategy.

•	Assisting management in the expression of Westport's strategy and its planned implementation to the Board of Directors in a written document.

•	Providing ongoing critical evaluation of, and accountability for performance within, the strategy, financial limits, and operating objectives approved by the Board of Directors.

•
Requiring management to provide appropriate knowledge and information, in appropriate detail, consistent with the directors' roles, to enable the directors to make informed decisions on matters coming before the Board of Directors.

•
Overseeing the Board of Directors' knowledge of the particular circumstances of Westport's business and the industry in which it is operating, in order to provide strategic questioning and input, and recognize any critical strategic discontinuities in management's strategic thinking and planning.

•	Exercising discipline in differentiating director roles from management roles in the development and implementation of Westport's strategies.

•	Understanding, identifying, and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of appropriate Westport strategies.

•
Requiring management to include discussion and management of risks and opportunities (including, without limitation, economic, environmental, ethical, financial, leadership, operational, political, reputational, strategic, competitive and technological risks and opportunities) as key components of the strategic planning process.

•	Participating and leading an annual strategic planning retreat for the Board of Directors and Westport management.

Assessments

The Nominating and Governance Committee is responsible for regularly assessing the effectiveness of the Board of Directors, its committees and individual directors including the Board Chair on an ongoing basis and reporting to the Board on its assessment.  In 2009, a Board and Committee questionnaire and Board member skill assessment was submitted to all directors to complete.  The evaluation form asks the directors to assess, among other items, the effectiveness of the following matters: Board operation and process; Board committee rotation; the affairs of the Board; succession planning and the Board's relationship with the CEO; structures and processes for strategy and plans; operating performance, business and risk management; and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance.  The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement.  The Nominating and Governance Committee asks each director to complete the questionnaire and return it to the Chairman of the Board who then reports the results to the Nominating and Governance Committee and the Board.  The Nominating and Governance Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Code of Business Conduct and Ethics

As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements.  In that regard, the Board

•	has established a Nominating and Governance Committee as described herein.

•
has adopted a Code of Business Conduct setting out the guidelines for the conduct expected from directors, officers and employees of Westport, including trading in Westport's securities.  A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website.  All directors and employees must sign off annually on compliance with the Corporation's Code.  Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
has established a written "Whistleblower Policy" which details complaint procedures for financial concerns.  The Audit Committee has established a written "Whistleblower Policy" which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.  Concerns relating to financial reporting, unethical or illegal conduct, can be reported directly to Westport's internal auditor, via voicemail at a designated number, via email to the ethics alert email address, or anonymously through Westport's Ethics Hotline on the Corporation's intranet.  Alternatively, concerns may be directed to Westport's Chairman of the Board.

•
has established a Disclosure Committee of management and adopted a Disclosure Policy that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".

•	encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements.

•
is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents such as financial statements, Management's Discussion & Analysis (MD&A) and certain press releases (principally those relating to financial results, Management's Discussion & Analysis, Annual Information Forms and other core disclosure documents) prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.

•
actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, such matters), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

To identify new candidates for nomination to the Board of Directors of Westport, the Board has appointed a Nominating and Corporate Governance Committee composed entirely of independent directors whose responsibilities are described above under "Nominating and Corporate Governance Committee".

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport, the ability to devote the time required and a willingness to serve as a director.

Westport's Disclosure Policy

The Board of Directors approved the adoption of a disclosure policy (the "Policy") on June 28, 2001, which was last updated on May 17, 2007.  The intent of the Policy is to ensure that communications to the investing public about Westport continue to be timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.  The Policy extends to all Westport employees, the Board of Directors, and those authorized to speak on Westport's behalf.  The Policy covers disclosure in documents filed with the securities regulators, and written statements made in Westport's annual and quarterly reports, news releases, letters to Shareholders, presentations by senior management, marketing materials, advertisements, information contained on Westport's web site, as well as other electronic communications.  The Policy also extends to oral statements made in meetings and during telephone conversations with analysts and investors, interviews with the media, speeches, press conferences, and conference calls.

The Board of Directors has appointed Darren Seed, Vice President, Investor Relations and Communications of Westport, as Westport's Investor Relations Officer, and has established a disclosure policy committee (the "Disclosure Committee") responsible for overseeing Westport's disclosure practices.  The Disclosure Committee currently consists of Westport's Chief Executive Officer, Chief Financial Officer, Corporate Counsel, and Vice President, Investor Relations and Communications.  Mr. Seed also serves as secretary to the Disclosure Committee and maintains minutes of the meetings.  The Disclosure Committee meets quarterly or as material disclosure events and market conditions dictate.

The Disclosure Committee has set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure.  If it is deemed that the information should remain confidential, the Disclosure Committee will determine how that confidential information will be controlled.  The Disclosure Committee reviews and, if necessary, updates the Policy on an annual basis or as needed in order to comply with changing regulatory requirements.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by writing to the Chairman of the Board, Westport Innovations Inc. at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.

ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of June 1, 2010.

Additional information relating to Westport is available through the Internet at www.westport.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  The information relating to Westport at www.westport.com should not be considered incorporated herein by reference.  Financial information of Westport is provided in the comparative financial statements and management's discussion and analysis of Westport for the most recently completed financial year.  Copies of the financial statements and management's discussion and analysis of Westport may be obtained from the Director, Investor Relations, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.

DATED effective the 1st day of June, 2010.

SCHEDULE "A"

BOARD OF DIRECTORS CHARTER

The Charter of the Board of Directors of Westport Innovations Inc.

Purpose of the Charter

The purpose of this Charter for the Board of Directors (the "Board") of Westport Innovations Inc. ("Westport") is to disclose the standards of corporate governance that have been adopted and practiced at Westport.  Westport's Board, Committees of the Board and individual directors shall be assessed on an annual basis for their effectiveness at achieving the standards for corporate governance as set out in this Charter.

The following items are incorporated by reference into, and together comprise, this Board Charter: the Charters of Westport's four Committees of the Board - the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Strategy Committee, together with the five Position Descriptions for the Non-Executive Chair of the Board, four Committee Chairs, Individual directors, the Chief Executive Officer and the Corporate Secretary.

Westport's Commitment to Effective Corporate Governance

Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation.

The successful implementation of high standards of corporate governance is an important objective that contributes to the continued success of, and public confidence in, Westport.  The establishment of an advanced corporate governance system, supported by a strong, independent and engaged Board, will determine, in part, how Westport is perceived by its various business partners and stakeholder groups, including prospective and current investors, strategic partners, employees, customers, suppliers and regulators.  In addition, an effective governance program will enhance the Board's ability to attract top-tier international corporate directors in its Board succession planning.

Other objectives to be achieved by Westport's continued commitment to effective corporate governance include the following:

(a)
To satisfy prospective investors, directors, strategic partners, employees, customers, suppliers, regulators and the public that Westport's governance standards and practices are sound, possess integrity and transparency of process;

(b)	To demonstrate to Westport's stakeholders that the organization is trustworthy, effective and ethical;

(c)	To promote high levels of individual and organizational performance and accountability;

(d)
To establish diligence in addressing governance issues; governance failure can be very costly and can result in negative publicity, loss of shareholder and organizational support, costly litigation and other penalties; and

(e)	To communicate corporate governance practices in the most relevant and user- friendly framework as possible, consistent with "best practices" in the field.

The Objective of Westport's Board of Directors

In general terms, the Board is responsible for the overall corporate governance of Westport and is charged with overseeing and directing the management of the business and affairs of Westport.  Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The objective of the Board, working with management and on behalf of the Westport shareholders, is to help build a strong, healthy and competitive corporation that maximizes shareholder value.

The Board believes that realizing these outcomes can be enhanced through: (i) addressing the corporate objective of enhancing long-term shareholder value while taking into account the interests of other stakeholders; and (ii) conforming to effective standards of corporate governance contained within this Charter.

Overall Responsibilities of the Westport Board of Directors

The Board is responsible for the stewardship of Westport and, as part of this responsibility, shall assume responsibility for the following matters:

(a)	Selecting, appointing and (if necessary) terminating the Chief Executive Officer;

(b)	Chief Executive Officer succession planning, including monitoring the performance of senior management;

(c)	Approving the compensation of the senior management team;

(d)	Adoption of a strategic planning process, approval of strategic plans, and monitoring performance against plans;

(e)	Approving annual capital and operating plans and monitoring performance against those plans;

(f)	Approving policies and processes to identify business risks, to address what risks are acceptable to Westport and ensuring that systems and actions are in place to manage them;

(g)	Approving policies and procedures that enhance the integrity of Westport's internal control and management information systems;

(h)	Implementing an appropriate, formal orientation program for new directors; and

(i)	Approving a Westport communications policy.

Board Independence from Management

Westport believes in an effective Board that has a high degree of independence from management.  In order to achieve this, the following structures and processes have been adopted:

The Board is constituted with a majority of independent directors

A majority of Westport directors shall be unrelated and independent, in accordance with the standards imposed by the Toronto Stock Exchange, the NASDAQ Manual and any applicable statutes, rules and regulations of the Canadian and United States securities regulatory authorities.

Committees are either composed of a majority, or exclusively, of independent  directors

All of the directors on the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee, and at least a majority of the directors on the Strategy Committee, shall be independent and unrelated directors.

The Chair is a check on Board independence

Westport shall have a Chair who is an independent and unrelated director.  The Chair shall be responsible for working to ensure the independence of the Board in the discharge of its responsibilities, as outlined in the Chair's position description, approved by the Board.  The Chair shall also be explicitly responsible for ensuring that an appropriate Committee of the Board monitors the performance of the Chief Executive Officer on a regular basis and that the assessment of the Chief Executive Officer is reported to and discussed by the whole Board.

Executive sessions of independent directors occur at every meeting

Independent directors must meet regularly, but no less than twice per year, without management present.  These sessions provide an opportunity for Board members to discuss any procedural or substantive issues they wish.  The Chair and/or the Board may then discuss with the Chief Executive Officer any issues arising from such meeting.

Access to management

The Board shall, on a regular basis, both formally and informally, gain regular exposure to members of management for the purposes of evaluating executive succession and other purposes.  In addition, directors may, should they desire, be entitled to consult with any member of management on an as-needed basis if they deem such a meeting necessary in the carrying out their responsibilities and duties as directors.

Certain functions remain the exclusive responsibility of independent directors

Lastly, certain specific functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer, who will then bring recommendations to the full Board for approval.  These functions include:

(a)	Revising the Charter of the Board from time to time;

(b)	Developing a position description for the Chair of the Board; and

(c)	Developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer's performance.

Other Effective Westport Corporate Governance Practices

The following practices are designed to make the Board as effective as it can be:

Adequate compensation for directors and explicit performance expectations

The Human Resources and Compensation Committee shall recommend for discussion and Board approval levels and forms of compensation for directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport director.

Each Westport director shall be required to meet the expectations set out in the position descriptions for Westport directors and shall meet minimum attendance requirements, including attending: (i) 80% of all Board and Committee meetings; (ii) the directors' annual governance and strategic planning retreat; and (iii) the Annual General Meeting.

Meetings of the Board will be held as required, but generally 10 times a year.

Effective committee structure and charters

The Chair shall be responsible for putting in place an appropriate Committee structure and shall monitor compliance with the Board and Committee charters.

Board, committee and director assessments

The Chair shall conduct regular assessments of the Board, the Committees of the Board and individual directors.

An effective Corporate Secretary

A Corporate Secretary who has a position description approved by the Board shall support the Board in its work.  The Corporate Secretary shall report to the Chair of the Board.  The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.

Retaining of professional advisors

The Chair of the Board may, in his or her discretion, under appropriate circumstances, retain a professional advisor to provide services to the Board or a Committee of the Board, at the expense of Westport.

If an individual director wishes to engage an outside advisor at the expense of Westport for advisory purposes, the engagement of such outside advisor shall be approved by the Chair of the Board or Chair of the applicable Committee of the Board, depending on the circumstances and reason for requesting independent professional advice.

Conditions for re-election of directors

Whether a Westport director stands for re-election at the Annual General Meeting shall be based on: (i) that director's performance as evidenced by his execution of his or her duties and responsibilities; (ii) the confidence of other Board members in that director; (iii) the confidence that Westport shareholders have in that director, if such views are known and considered accurate and considered relevant; (iv) the preferences of the individual director; and (v) the skills, competencies, experience and benefit to Westport of such directors re-election, without undue regard being had to such director's shareholdings in Westport or relationship with existing directors, officers, shareholders or affiliates of Westport. In addition, the Nominating and Corporate Governance Committee shall review the retention of any director upon a change of work or employment by that director.

Directors' shareholdings

In an effort to better align the interests of the director with the common shareholders of Westport, each director is required to hold a minimum of one times their annual retainer in Westport common shares or performance share units, to be acquired within a three year period, such period commencing on the later of July 9, 2003 and the date that the director was initially elected to the Board.

Executive Officers' shareholdings

In an effort to better align the interests of Westport's senior management team with the common shareholders of Westport, each executive officer of Westport is required to hold a minimum of one times his or her annual salary in common shares or performance share units, to be acquired within a five year period, such period commencing on the later of July 9, 2003 and the date that the individual became a Westport Executive.

Loans for Westport

Westport shall be prohibited from making any loans to any of its directors or officers.

Other Board Memberships

Unless approved by the Board, the Westport Chief Executive Officer is prohibited from swapping directorships with the chief executive officer of another public corporation.

Unless approved by the Board, three or more directors are prohibited from sitting on another public company's board of directors together.

Every executive officer requires the approval of the Board before accepting a directorship of another public company.

Other Westport Corporate Governance Responsibilities

Other areas of responsibility for the Board include the following:

General responsibility

The principal responsibility of the Board is to promote the best interests of Westport and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) approving the compensation of Westport's executive officers; (iii) adopting policies of corporate governance and conduct, including compliance with applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

Fiduciary duties

The Board must act with a view to the best interests of Westport and its shareholders generally.

Fiduciary duties include, by way of example, the obligation to refrain from (i) voting on contracts where personal financial or other interests conflict with those of Westport; (ii) using insider information in securities transactions; and (iii) appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy himself or herself that he or she has been supplied with all the necessary information on which to base his or her decisions.  Directors should be familiar with the aspects of the business and affairs of Westport and have a basic understanding of the principal operational and financial objectives, strategies and plans of Westport, the results of operations and the financial condition of Westport.

Directors are entitled to rely in good faith on: (i) financial statements of Westport which are represented to them by an officer of Westport or in a written report of the auditors of Westport as fairly reflecting the financial condition of Westport; and (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by them.

In order to fulfill their fiduciary duties to Westport and its shareholders, each director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (vi) be especially attentive to specific aspects of Westport's activities according to their own experience and occupation.

Conflicts of interest

A director who is a party to a material contract or proposed material contract with Westport, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose in writing to Westport, or request to have entered in the minutes of meetings of directors, the nature and intent of his or her interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after that director acquires an interest.  If the director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested.  If a person who has an interest in a contract later becomes a director of Westport, they must disclose their interest at the first meeting of the Board after they became a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)
An arrangement by way of security for money loaned to or obligations undertaken by that director, or by a body corporate in which that director has an interest, for the benefit of Westport or an affiliate;

(b)	A contract relating primarily to a director's remuneration as a director, officer, employee or agent of Westport or an affiliate;

(c)
A contract for indemnity or insurance with respect to a director or officer of Westport, a former director or officer of Westport or a person who acts or acted at Westport's request as a director or officer of a body corporate of which Westport is or was a shareholder or creditor; or

(d)	A contract with an affiliate of Westport, provided, however, that directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that director has complied with the obligation to disclose his or her interest and refrained from voting.

Corporate opportunity

Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, either secretly or without the approval of Westport, any property or business advantage either belonging to Westport or for which it has been negotiating.

Each director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.

A director may not use his or her position as a director to make a profit even if it was not open to Westport to participate in the transaction.

Duty of independence

A director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of Westport, a director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them.

Duty of confidentiality

Directors of Westport have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	The director was required or authorized by law to disclose the information;

(c)	The director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(d)	The information was previously disclosed publicly.

Duty not to misuse information or position

Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport.  Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.

Insider reporting

Directors are required to report to the appropriate regulatory authorities, and to Westport's Corporate Counsel, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within ten days of the change.

External communications

The Board is responsible for overseeing the establishment, maintenance and annual review of Westport's external communications policies, which facilitate effective communication with, and accurate, appropriate and timely disclosure to, its shareholders, analysts and the public generally.

Delegation of authority to officers and committees

The Board may delegate authority and functions to officers and to Committees of the Board.  The Board has the right to approve the appointment of Westport officers to perform such duties assigned to them by the Board and the Chief Executive Officer.

Committees of  the Board currently include an Audit Committee, a Nominating and Corporate Governance Committee, a Human Resources and Compensation Committee and a Strategy Committee.  The Board has established charters for each such Committee, and these charters include the Committee's responsibilities, the composition and membership of the Committee, the number of meetings to be held by the Committee per year and other relevant matters.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a Committee of the Board or to an officer of Westport:

(a)	The submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	The filling of a vacancy among the directors or in the office of the auditor;

(c)	The issuance of securities, except in the manner and on the terms authorized by the directors;

(d)	The declaration of dividends;

(e)	The purchase, redemption or other acquisition of shares of Westport, except in the manner and on the terms authorized by the directors;

(f)
The payment of a commission to any person in consideration of: (i) his or her purchasing or agreeing to purchase shares of Westport from Westport or from any other person; or (ii) his or her procuring or agreeing to procure purchasers for shares of Westport;

(g)	The approval of a management proxy circular;

(h)	The approval of any Westport financial statements; or

(i)	The adoption, amendment or repealing of any by-laws of Westport.

Financial statements

The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the external auditors' report thereon, for the preceding year to the shareholders at the Annual General Meeting of the shareholders of Westport.

A director is required to forthwith notify both the Audit Committee and Westport's auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.

On demand from Westport's external auditors, each present and former director of Westport has a duty to furnish to Westport's auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport's external auditors consider necessary to enable them to report on the annual financial statements.

Shareholder meetings

The Board is required to call the Annual General Meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.

SCHEDULE "B"

WESTPORT INNOVATIONS INC.

OMNIBUS INCENTIVE PLAN

(July 15, 2010)

WESTPORT INNOVATIONS INC.

OMNIBUS INCENTIVE PLAN

(July 15, 2010)

1.	Purpose and Amendment

a.
Background.  Prior to the date hereof, the Company established the Prior Plans, pursuant to which options and units have been granted to purchase common shares of the Company.  Subject to the provisions of Section 16, the Company now adopts this Plan on the terms and conditions herein set forth (as may be amended from time to time) in order to provide the Company with flexibility in designing various equity-based compensation arrangements for the Employees, Officers, Consultants and Non-Employee Directors of the Company and its Affiliates.  Section 16 sets forth the provisions concerning the effective date of the Plan, its termination, and application to Awards under the Prior Plans.

b.
Purpose.  The purpose of this Plan is to advance the interests of the Company by encouraging Employees, Consultants and Non-Employee Directors to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such Persons in the Company, (ii) aligning the interests of such Persons with the interests of the Company's shareholders generally, (iii) encouraging such Persons to remain associated with the Company, and (iv) furnishing such Persons with an additional incentive in their efforts on behalf of the Company.  The Board also contemplates that through the Plan, the Company and its Affiliates will be better able to compete for the services of the individuals needed for the continued growth and success of the Company.

c.
Non-Application of ERISA.  The Plan provides for various forms of incentive compensation and is not intended to be a plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, and shall be administered accordingly.

2.	Definitions

For purposes of the Plan, the following terms shall have the meaning set forth below:

a.
"Affiliate" shall mean, with respect to a Person, (i) any entity in which such Person, directly or indirectly, owns 50% or more of the combined voting power, as determined by the Granting Authority, (ii) any "parent corporation" of such Person (as defined in section 424(e) of the Code), (iii) any "subsidiary corporation" (as defined in section 424(f) of the Code) of such Person or any parent corporation of such Person and (iv) any trades or businesses, whether or not incorporated which are members of a controlled group or are under common control (as defined in Sections 414(b) or (c) of the Code) with such Person, provided that in respect of any Option granted to a Canadian Grantee, an Affiliate shall only include a corporation that deals at non-arm's length, within the meaning of the ITA, with the Company, and further provided that, in respect of any Deferred Share Unit granted to a Canadian Grantee, an Affiliate shall only include a corporation that is related to the Company, within the meaning of the ITA.

b.
"Annual Retainer" shall mean the retainer ordinarily payable in cash to a Non-Employee Director for serving as a director during a particular calendar year, and for greater certainty, does not include any additional compensation payable to a Non-Employee Director for any other employment or services to the Company or an Affiliate, including without limitation, any chairman fees, committee chair fees, travel fees, per diem meeting fees or director and committee meeting fees or reimbursed expenses.

c.	"Applicable Post-Retirement Period" and "Applicable Post-Disability Period" shall have the meanings given to them in Section 9(a)(ii) and (iii) of the Plan.

d.
"Awards" shall mean, collectively, Options, Purchased Shares, Bonus Shares, Share Appreciation Rights, Phantom Share Awards, Restricted Share Units, Deferred Share Units, Performance Awards, or Other Share or Performance-Based Awards.

e.
"Base Price" shall mean the base dollar amount used to calculate the amount, if any, payable to a Participant with respect to a Share subject to a Stand-Alone SAR upon exercise thereof, which Base Price shall, except in the case of Substitute Awards, not be less than 100 percent of the Market Value of a Share on the Effective Date of the grant of the Stand-Alone SAR, subject to adjustment pursuant to Section 11.

f.	"Blackout Period" shall have the meaning ascribed thereto in Section 5(b)(iii) of the Plan.

g.	"Board" shall mean the Board of Directors of the Company.

h.	"Bonus Share" shall mean Shares described in Section 7(d) of the Plan.

i.
"Canadian Award" shall mean an Award pursuant to which, as applicable: (i) the Exercise Price is stated and payable in Canadian dollars or the basis upon which it is to be settled (whether in cash or in Shares) is stated in Canadian dollars); (ii) in the case of Stand-Alone SARs, the Base Price is stated in Canadian dollars and any cash amount payable in settlement thereof shall be paid in Canadian dollars; (iii) in the case of Restricted Share Units, Deferred Share Units, Performance Share Units or Phantom Share Awards, any cash amount payable in settlement thereof shall be paid in Canadian dollars; or (iv) in the case of Bonus Shares or Purchased Shares the price or value of such Shares is stated in Canadian dollars.

j.
"Canadian Grantee" shall mean a Participant who is a resident of Canada for the purposes of the ITA, or who is granted an Award under the Plan in respect of services performed in Canada for the Company or any of its Affiliates.

k.	"Change of Control" shall mean any of the following events (and shall be deemed to occur upon any of the following events):

i.
except for the entities excluded by Section 2(k)(i)(A) through (E) inclusive below, any Person or group, or the Affiliates of such Person or group, directly or indirectly, becomes the "beneficial owner" (as determined in accordance with Rules 13d-3 and 13d-5 of the Exchange Act) of securities of the Company representing more than 50% of either the then outstanding Shares ("Outstanding Shares") or the voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (or in the case of multiple classes, the class of voting securities entitled to elect a majority of directors) (the "Outstanding Voting Securities").  The following entities are excluded from this definition:

A.	the Company and any of its Affiliates,

B.	any employee benefit plan of the Company or any of its Affiliates,

C.
a company owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Outstanding Shares and Outstanding Voting Securities, as the case may be,

D.	an underwriter temporarily holding securities pursuant to an offering of such securities, and

E.	a Resulting Entity, as defined below, becoming such a beneficial owner in compliance with each of the conditions set forth in Section 2(k)(iii)(A)-(D) below;

ii.
individuals who, as of the Measurement Date (as defined below), constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election or nomination for election was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board.  As used in this definition,

"Measurement Date" means the later of the Effective Date and the date that is two years prior to the Change of Control (including a Change of Control pursuant to this Section 2(k)(ii));

iii.
the consummation of any merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Company or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or shares of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), unless in such case, following the consummation of any such transaction each of the following conditions is met:

A.
all or substantially all of the Persons that were the beneficial owners of the Outstanding Shares immediately prior to such Business Combination (the "Company Shareholders") beneficially own, directly or indirectly, more than 50% of the then-outstanding Shares and the combined voting power of the Outstanding Shares entitled to vote generally in the election of directors, as the case may be, of the entity ("Resulting Entity") resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the assets of the Company and its subsidiaries (considered on a consolidated basis) directly or through one or more subsidiaries);

B.
such beneficial ownership by the Company Shareholders is in substantially the same proportions as their ownership of the Outstanding Shares and the Outstanding Voting Securities, as the case may be, immediately prior to such Business Combination;

C.
no Person (excluding any Resulting Entity and any employee benefit plan (or related trust) of the Company) beneficially owns, directly or indirectly, more than 50% of, respectively, the outstanding common shares of the Resulting Entity or the combined voting power of the then-outstanding voting securities of such Resulting Entity, except to the extent that the ownership in excess of 50% existed prior to the Business Combination, and

D.
at least a majority of the members of the board of directors of the Resulting Entity were members (or deemed members) of the Incumbent Board (determined pursuant to Section 2(k)(ii) above using the date that is the later of the Effective Date or the date that is two years prior to the Business Combination as of the Measurement Date) at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination.

iv.	the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Unless written terms of an Award otherwise specifically provides, the Incumbent Board (as constituted immediately prior to any alleged Change of Control) shall have the discretion to determine whether a Change of Control has occurred.  The Board may delegate its power to make the foregoing determination (as well as any with respect to this Plan) to the Committee or other committees pursuant to Section 3(b).

As to any given Awards or all Awards, the Granting Authority may establish, in the terms of the Award, additional conditions or events that must occur in order for a "Change of Control" to occur under such Award(s) (including the termination of employment).

Solely with respect to any Award that constitutes "deferred compensation" subject to Section 409A of the Code and that is payable on account of a Change of Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership", "change in effective control", and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time or form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for purposes of determining whether a Participant's rights to such Award become vested or otherwise unconditional upon the Change in Control.

l.	"Code" shall mean the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations thereunder.

m.
"Committee" shall mean the Company's Human Resources and Compensation Committee and any other committee of the Board constituted as provided in Section 3 and authorized by the Board to take actions with respect to the Plan as provided in Section 3, provided that such Committee is composed solely of two or more Non-Employee Directors.

n.
"Company" shall mean Westport Innovations Inc., a corporation organized under the laws of Alberta, Canada, or any corporate Successor thereto that assumes and continues the Plan.  If the context requires, such term also refers to its Affiliates.

o.
"Consultant" shall mean any individual, other than a Non-Employee Director or an Employee, who renders consulting or advisory services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction.

p.
"Control" shall mean, with respect to any Person, the possession, directly or indirectly, severally or jointly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

q.
"Covered Employee" shall mean any of the Chief Executive Officer of the Company and the three highest paid officers of the Company other than the Chief Executive Officer and Chief Financial Officer, as described in Section 162(m)(3) of the Code.

r.
"Deferred Share Units" shall mean a right, granted in accordance with Section 8 hereof, to receive a Share or a cash payment equal to the Market Value of a Share, as determined by the Granting Authority, that is settled, if at all, only after the Participant's retirement, death or cessation or termination of office or employment, as described herein.

s.
"Disability" shall mean an inability to perform the Employee's or Non-Employee Director's material services for the Company for a period of 90 consecutive days or a total of 180 days, during any 365-day period, in either case as a result of incapacity due to mental or physical illness, which is determined to be total and permanent (under the terms of the long term disability policy of the Company applicable to the Employee).  A determination of Disability shall be made by a physician satisfactory to both the Participant (or his guardian) and the Company, provided that if the Employee or Non-Employee Director (or his guardian) and the Company do not agree on a physician, the Employee or Non-Employee Director and the Company shall each select a physician and these two together shall select a third physician, whose determination as to Disability shall be final, binding and conclusive with respect to all parties.  Notwithstanding the above, eligibility for disability benefits under any policy for long-term disability benefits provided to the Participant by the Company shall conclusively establish the Participant's disability.  Solely with respect to any Award that constitutes "deferred compensation" subject to Section 409A of the Code and that is payable on account of disability, a Disability shall occur only if there is a disability as defined under Section 409A(a)(2)(C) of the Code, but only to the extent necessary to establish a time of payment that complies with Section 409A of the Code, without altering the definition of Disability for purposes of determining whether a Participant's rights to such Award become vested or otherwise unconditional upon the Disability.

t.
"DSU Eligible Retainer" means: (i) the Annual Retainer; and (ii) any additional compensation (other than equity based compensation or reimbursed expenses) payable to a Non-Employee Director in such person's capacity as a director, including, without limitation, any chairman fees, committee chair fees, travel fees, per diem meeting fees, director and committee meeting fees, that the Non-Employee Director may elect to have satisfied in the form of Deferred Share Units pursuant to Section 8(f).

u.
"Effective Date" shall mean the date as of which an Award shall take effect, provided that the Effective Date shall not be a date prior to the date the Granting Authority determines an Award shall be made and, unless otherwise specified by the Granting Authority, the Effective Date will be the date the Granting Authority determines an Award shall be made.

v.	"Election Form" has the meaning ascribed thereto in Section 8(f)(i).

w.
"Employee" shall mean any employee of the Company or its Affiliates, and for the purposes of a Canadian Grantee, as defined in the definitions of "employee" and "employment" in subsection 248(1) of the ITA.

x.	"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

y.
"Exercise Price" shall mean, (i) with respect to an Option, the price payable by a Participant to purchase one Share on exercise of such Option, which, except in the case of Substitute Awards, shall not be less than 100 percent of the Market Value of a Share on the Effective Date of the grant of the Option covering such Share and (ii) with respect to a Tandem SAR, the Exercise Price applicable to the Option to which the Tandem SAR is associated, in each such case, subject to adjustment pursuant to Section 11.

z.
"Granting Authority" shall mean the Board, the Committee or other committee, as applicable, that is charged with exercising the powers and responsibility as to a specific matter in question affecting this Plan or an Award.

aa.
"Incentive Stock Option" shall mean an Option that, on the Effective Date, is intended to qualify and is designated by the Granting Authority in the applicable instrument of grant as an Incentive Stock Option within the meaning of Section 422 of the Code (or any successor provision).

bb.	"Insiders" shall mean such Persons that are required to be considered as such as of the date of determination pursuant to the rules of the TSX.

cc.	"ITA" shall mean the Income Tax Act (Canada) and any regulations thereunder as amended from time to time.

dd.	"Market Value" of a Share as of a relevant date shall mean the fair market value as determined by the Granting Authority in accordance with the following:

i.	For Canadian Awards, as long as Shares are listed on the TSX, the closing price of the Shares on the TSX on the last trading day prior to the relevant date; and

ii.	For U.S. Awards, as long as the Shares are listed on a U.S. Exchange, the closing price of the Shares on the U.S. Exchange on the last trading day prior to the relevant date.

As to the grant of an Award, the relevant date will be the Effective Date of such grant.

iii.
Unless prohibited by applicable law or rules of a Stock Exchange, Canadian Awards or U.S. Awards may be made to a Participant without regard to such Participant's domicile or residence for tax purposes.  Thus, for example, U.S. taxpayers that are Participants may receive Canadian Awards.  The Company may take such actions with respect to its filings, records and reporting as it deems appropriate to reflect the conversion of Awards from Canadian dollars to U.S. dollars and vice versa.

iv.
If the Shares are not publicly traded at the time a determination of its fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Granting Authority using any fair and reasonable means selected in the Granting Authority's discretion.

ee.	"Non-Employee Director" shall mean an individual who is a member of the Board but who is not otherwise an Employee or a Consultant of the Company or of any Affiliate at the date an Award is granted.

ff.	"Officer" shall mean any officer of the Company.

gg.	"Option" shall mean an option, granted in accordance with Section 6 hereof, to purchase a Share.

hh.	"Organizational Law" shall mean the laws of Alberta, Canada or such other law under which a Successor is organized, as such laws may be amended from time to time.

ii.	"Other Share or Performance Based Awards" shall have the meaning given to such term in Section 7(e) of the Plan.

jj.
"Participants" shall mean those individuals to whom Awards have been granted from time to time under the Plan.  The executors or administrators of such Participant's estate, any Person or Persons who acquire the right to exercise an Award directly from the Participant by bequest or inheritance or any other permitted transferee of the Participant under Section 10 hereof shall be treated as a Participant solely for the purposes of exercising and enforcing an Award according to the terms thereof and this Plan.

kk.
"Performance Awards" shall mean Awards that are, or the exercise, vesting, settlement or disposition thereof are, subject to the satisfaction of Performance Criteria.  Performance Awards include Performance Share Units.

ll.
"Performance Criteria" shall mean such financial and/or personal performance criteria as may be determined by the Granting Authority, pursuant to Section 8.  Performance Criteria may be applied to either the Company as a whole or to a business unit or to a single or group of Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group.

mm.
"Performance Share Unit" shall mean a right, granted in accordance with Section 8 hereof, to receive one Share or a cash payment equal to the Market Value of a Share, as determined by the Granting Authority, that generally becomes Vested, if at all, subject to the attainment of Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Granting Authority.

nn.
"Person" shall mean, unless the context otherwise requires or unless and to the extent otherwise limited or required by applicable law or rules of a Stock Exchange, any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity, and any other person, entity or group that would constitute a "person" within the meaning of Section 3(a)(9) of the Exchange Act (with any related modifications or additions in Section 13(d) and 14(d) of the Exchange Act).

oo.	"Phantom Share Award" shall have the meaning given to such term in Section 7(c) of the Plan.

pp.	"Plan" shall mean this Omnibus Incentive Plan, as amended and restated from time to time.

qq.	"Prior 2001 Unit Plan" means the Company's 2001 Performance Unit Plan as it existed prior to the date hereof.

rr.	"Prior 2006 Unit Plan" means the Company's Amended Performance Unit Plan as it existed prior to the date hereof.

ss.	"Prior Option Plan" means the Company's Amended and Restated Option Plan as it existed prior to the date hereof.

tt.	"Prior Plans" shall mean the Prior Option Plan, the Prior 2001 Unit Plan or the Prior 2006 Unit Plan of the Company, individually or collectively, as the context requires.

uu.	"Purchased Share" shall mean Shares issued to Participants under Section 7(f) of the Plan.

vv.
"Restricted Period" shall mean the period established by the Granting Authority with respect to an Award during which the Award either remains subject to forfeiture or is not exercisable by the Participant.

ww.
"Restricted Share Unit" shall mean a right, granted in accordance with Section 8 hereof, to receive a Share or a cash payment equal to the Market Value of a Share, as determined by the Granting Authority, that generally becomes Vested, if at all, based on the Participant's period of employment with the Company.

xx.
"Retirement" shall mean a termination of Employment of an Employee, or if determined by the Granting Authority, termination of service of a Non-Employee Director, under circumstances as shall constitute retirement for age, as determined by the Granting Authority or in accordance with the written policies established by the Granting Authority as they may be amended or revised from time to time.

yy.	"Revised Expiry Date" shall have the meaning ascribed thereto in Section 5(b)(iii) hereof.

zz.	"Securities Act" shall mean the United States Securities Act of 1933, as amended.

aaa.	"Shareholder Approval Date" means July 15, 2010 the date on which this Plan was approved by shareholders of the Company.

bbb.	"Shares" shall mean the common shares of the Company, subject to adjustment pursuant to Section 11.

ccc.
"Share Appreciation Right" or "SAR" shall mean a right, granted pursuant to Section 7 hereof, representing the right to receive upon the exercise thereof payment, in cash, Shares or any combination thereof, as determined by the Granting Authority, equal to the excess of the Market Value of one Share over the Base Price or Exercise Price, whichever is applicable, on the terms and conditions and calculated in accordance with the provision of Section 7 hereof.

ddd.	"Stand-Alone SAR" shall mean a Share Appreciation Right that is granted on a stand-alone basis.

eee.	"Stock Exchanges" shall mean the U.S. Exchange and the TSX.

fff.	"Substitute Awards" means Awards granted in assumption, substitution or exchange for previously granted awards of a Person acquired by the Company;

ggg.
"Successor" shall mean, with respect to any Person, a Person that succeeds to the first Person's assets and liabilities by amalgamation, merger, liquidation, dissolution or otherwise by operation of law, or a Person to which all or substantially all the assets and/or business of the first Person are transferred.

hhh.	"Tandem SAR" shall mean a Share Appreciation Right granted in tandem and associated with and at all times a part of an Option.

iii.
"Termination" or "Date of Termination" (or any derivative thereof) shall mean the date of termination of a Participant's active employment with the Company (or Affiliate) that employs the Participant (other than in connection with the Participant's transfer to employment with any other Company), whether such termination is lawful or otherwise, but not including a Participant's absence from active employment during a period of vacation, temporary illness, authorized leave of absence or short or long-term disability, and, in the case of a Participant who does not return to active employment with the Company immediately following a period of absence due to vacation, temporary illness, authorized leave of absence or short or long-term disability, the last day of such period of absence.

jjj.	"TSX" shall mean The Toronto Stock Exchange or such other stock exchange in Canada on which the Company's Shares are listed.

kkk.
"U.S. Award" shall mean an Award pursuant to which, as applicable, (i) in the case of Options (including any Tandem SARs), the Exercise Price is stated and payable in United States dollars (and, in the case of any Tandem SARs, any cash amount payable in settlement thereof shall be paid in United States dollars), (ii) in the case of Stand-Alone SARs, the Base Price is stated in United States dollars and any cash amount payable in settlement thereof shall be paid in United States dollars, (iii) in the case of Restricted Share Units, Deferred Share Units or Performance Share Units, any cash amount payable in settlement thereof shall be paid in United States dollars, or (iv) in the case of Bonus Shares or Purchased Shares the price or value of such Shares is stated in United States dollars.

lll.	"U.S. Exchange" shall mean the NASDAQ Stock Market or such other national securities exchange or trading system on which the Company's Shares are listed.

mmm.	"U.S. Person" shall mean a U.S. person as defined in Rule 902(k) of the Regulations under the Securities Act.

nnn.
"Vested" or "Vesting" shall mean, with respect to an Award, that the applicable conditions established by the Granting Authority or this Plan have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Participant's rights with respect to such Award may be conditioned upon prior or subsequent compliance with any confidentiality, non-competition or non-solicitation obligations.

3.    Administration

a.
Powers of the Board and the Committee.  Subject to and consistent with the terms of the Plan, applicable law and applicable rules of the Stock Exchanges, and subject to the provisions of the charter adopted by the Board with respect to the powers, authority and operation of the Committee (as amended from time to time), the Board will have the general power to administer the Plan in accordance with its terms (including all powers specified in Section 3(a)(ii)) and make all determinations required or permitted to be made, provided, however, that the Board may delegate all or any portion of such powers to the Committee or to other committees; and provided, further, that with respect to Awards to the Company's executive officers and Covered Employees, the Committee shall have such powers as are set forth in Section 3(a)(i).

i.
Specific Provisions Concerning Delegation of Authority to the Committee.  In addition to any authority of the Committee specified under any other terms of the Plan, and notwithstanding any other provision herein to the contrary,

A.
insofar as Awards under the Plan are being made to the Company's chief executive officer, the Committee (and not the Board as a whole) shall have full and complete discretionary authority to review and approve corporate goals and objectives relevant to Awards granted under this Plan (as well as other elements of compensation), to evaluate the chief executive officer's performance in light of those goals and objectives, and determine and approve the Awards granted to the chief executive officer based on such evaluation, provided, however, that to the extent permitted by the applicable rules of the Stock Exchanges, but subject to the provisions hereof relating to Awards to Covered Employees, the Board may direct that the final determination and approval of such Awards be made by members of the Committee along with other "independent directors" (within the meaning of the rules of the Stock Exchanges and other applicable securities legislative and regulatory requirements).  As to such Awards, the Committee will have the powers specified in Section 3(a)(ii) and the Committee shall be the Granting Authority with respect to all matters relating to such Awards;

B.
insofar as Awards under the Plan are to be made to executive officers, but subject to the provisions hereof relating to Awards to Covered Employees, the Committee will make recommendations to the Board with respect to Awards;

C.
insofar as any Award is to be granted to a Covered Employee which is intended to be "performance-based compensation" as described in Section 162(m)(4)(C) of the Code, the Committee (and not the Board as a whole) shall determine the performance goals relating thereto.

The foregoing shall not limit the Board in delegating any other powers to the Committee or in delegating any or all determinations or other powers with respect to certain types of Awards (including Awards that are intended to be exempt pursuant to Rule 16b-3 under the Exchange Act), including the full power to make Awards and to exercise the other powers set forth in Section 3(a)(ii) and the other powers granted herein to the Granting Authority.

ii.	Specific Powers of the Granting Authority. Without limiting the lead-in paragraph of Section 3(a), the powers of the Granting Authority shall include the powers to, subject to Section 12(c):

A.	interpret the Plan and instruments of grant evidencing Awards;

B.
prescribe, amend and rescind such procedures and policies, and make all determinations, it deems necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Awards;

C.	determine those Persons who are eligible to be Participants, grant one or more Awards to such Persons and approve or authorize the applicable form and terms of the related instrument of grant;

D.
determine the terms and conditions of Awards granted to any Participant, including, without limitation, and subject always to the Plan (1) subject to Sections 4(b) and (c), the type, and number of Shares subject to, an Award, including whether the Award shall be a Canadian Award or a U.S. Award, (2) the Exercise Price or Base Price for Shares subject to an Award, if applicable, (3) the conditions to the Vesting of an Award or any portion thereof, including terms relating to lump sum or installment Vesting, the period for achievement of any applicable Performance Criteria as a condition to Vesting and the conditions, if any, upon which Vesting of any Award or portion thereof will be waived or accelerated without any further action by the Granting Authority, (4) the circumstances upon which an Award or any portion thereof shall be forfeited, cancelled or expire, (5) the consequences of a Termination with respect to an Award, (6) the manner of exercise or settlement of the Vested portion of an Award, including whether an Award shall be settled on a current or deferred basis, and (7) whether and the terms upon which any Shares delivered upon exercise or settlement of an Award must continue to be held by a Participant for any specified period;

E.
set forms of consideration, if any, to be paid with respect to the exercise of an Award (except to the extent certain forms of consideration must be paid to satisfy the requirements of applicable law) and specify whether and the terms upon which an Award shall be settled in cash, Shares or a combination thereof.  However, unless the Granting Authority otherwise specifically provides no consideration other than services may be required for the grant, as opposed to the exercise, of any Award;

F.	determine whether and the extent to which any Performance Criteria or other conditions applicable to the Vesting of an Award have been satisfied or shall be waived or modified;

G.
amend the terms of any instrument of grant or other documents evidencing Awards; provided, however, that, subject to Section 5(d), no amendment of an Award may, without the consent of the holder of the Award, adversely affect such Person's rights with respect to such Award in any material respect;

H.	accelerate or waive any condition to the Vesting of any Award, all Awards, any class of Awards or Awards held by any group of Participants; and

I.	determine whether, and the extent to which, adjustments shall be made pursuant to Section 11 and the terms of any such adjustments.

However, the Granting Authority shall not have any discretion under this Section 3(a) or any other provision of the Plan that would modify the terms or conditions of any (i) Performance Criteria or waive the satisfaction thereof with respect to any Award that is intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code if the exercise of such discretion would cause the Award not to so qualify, (ii) any other Award that is intended to be exempt from the definition of "salary deferral arrangement" in the ITA if the exercise of such discretion would cause the Award to not be or cease to be exempt; or (iii) any Option granted to a Canadian Grantee if the exercise of such discretion would cause the Option to not be or cease to be governed by section 7 of the ITA.  The Granting Authority will also exercise its discretion in good faith in accordance with the Company's intention that the terms of Awards and the modifications or waivers permitted hereby are in compliance with applicable law and the rule of the Stock Exchanges.

b.
Effects of Granting Authority's Decision.  Any action taken, interpretation or determination made, or any rule or regulation adopted by the Granting Authority pursuant to this Plan shall be made in its sole discretion and shall be final, binding and conclusive on all affected Persons, including, without limitation, the Company, any of its Affiliate, any grantee, holder or beneficiary of an Award, any shareholder and any Employee, Consultant or Non-Employee Director.

c.
Liability Limitation and Indemnification.  No member of the Granting Authority or the Board generally shall be liable for any action or determination made in good faith pursuant to the Plan or any instrument of grant evidencing any Award granted under the Plan.  To the fullest extent permitted by law, the Company shall indemnify and save harmless, and shall advance and reimburse the expenses of, each Person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such Person is or was a member of the Granting Authority or is or was a member of the Board in respect of any claim, loss, damage or expense (including legal fees) arising therefrom.

d.
Delegation and Administration.  The Granting Authority may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to such committee, Person or Persons as it may determine, from time to time, on terms and conditions as it may determine, except the Granting Authority shall not, and shall not be permitted to, delegate any such powers, rights or duties: (i) with respect to the grant, amendment, administration or settlement of any Award of a Participant subject to Section 16 of the Exchange Act; (ii) with respect to the establishment or determination of the achievement of Performance Criteria; or (iii) with respect to any matter that would be in violation of any Organizational Law or the rules of any Stock Exchange.  The Granting Authority may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, subject to the exception of the immediately preceding sentence hereof.

4.    Shares Subject to the Plan

a.
Aggregate Plan Limits.  Subject to adjustment pursuant to Section 11, the maximum aggregate number of Shares that may be subject to issuance at any given time in connection with Awards granted under the Plan shall not exceed a number equal to 2,226,645 Shares. For the purposes of computing the foregoing limits:

i.	Subject to Section 4(a)(ii), the following shall not be counted against the limitation above:

A.
Shares subject to any Award or award granted under a Prior Plan that is outstanding on the Shareholder Approval Date (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to, or that is otherwise settled so that there is no, issuance or transfer of such Shares;

B.
An Award (or any portion thereof) that uses the price of Shares to determine the amount of the Award or its settlement but that provides for settlement in cash (and not by the issuance of Shares) shall be treated as covering the applicable number of Shares solely for the purposes of computing the above referred limit and only while the Award is not settled or terminated.  Upon settlement in cash or termination of such Award, the Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the limit above.

ii.
All Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance pursuant to the terms of an Option will reduce the number of Shares available for issuance pursuant to Options;

iii.	Any Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the limitation above;

iv.	Any Shares not ultimately issued in settlement of SARs shall not be counted against the limitation above;

v.	Any Shares issued in respect of Substitute Awards shall not be counted against the limitation above; and

vi.
Any available shares under a pre-existing shareholder approved plan of a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines, and not adopted in contemplation of such acquisition of combination (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Non-Employee Directors prior to such acquisition or combination.

b.	Tax Code Limits.

(i)           The aggregate number of Shares subject to:

(A) Option or SAR Awards granted under this Plan; or

(B) issued pursuant to Performance Awards,

during any consecutive thirty-six (36) month period to any one Participant shall not exceed, in respect of each of the Awards indicated in paragraphs (i) and (ii) above, 500,000 Shares.  Notwithstanding anything to the contrary in this Plan, the foregoing limitation shall be subject to adjustment under Section 11, but only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

(ii)	The maximum dollar amount of cash paid pursuant to Performance Awards during any calendar year to any one Participant shall not exceed U.S.$3,000,000.

c.
Certain Additional Limits.  For as long as the Shares are listed for trading on the TSX and the standards with respect to security holder approval, and security based compensation arrangements apply to the Company,

i.
the number of Shares issued to Insiders (including associates of Insiders if legally required) within any one year period and issuable to the Insiders at any time, under this Plan and all other Company security-based compensation arrangements (as determined under the rules of the TSX) shall not exceed 10% of the total issued and outstanding Shares, respectively;

ii.
the number of Shares issued, or reserved for issuance with respect to Awards, to any one Insider (including associates of the Insider if legally required) within any one year period under this Plan and all other Company security-based compensation arrangements (as determined under the rules of the TSX) shall not exceed 5% of the total issued and outstanding Shares; and

iii.
the number of Shares issued to Non-Employee Directors under the Plan shall not exceed 250,000 Shares and the annual equity award value of Shares issued to Non-Employee Directors shall not exceed $100,000 per such director.

For the purposes of determining compliance with the above restrictions, the Granting Authority will take into account Shares reserved or issued pursuant to options together with Shares reserved or issued pursuant to all of the Company's security-based compensation arrangements to the extent required by applicable law and applicable rules of the TSX.

d.
Source of Shares.  Except as expressly provided in the Plan, Shares delivered to Participants in connection with the exercise or settlement of Awards may be authorized but unissued Shares, Shares purchased in the open-market or in private transactions.  The Board shall take such action as may be necessary to authorize and reserve for issuance from unissued Shares such number of Shares as may be necessary to permit the Company to meet its obligations under the Plan; provided, however, that the Company may satisfy its obligations from treasury shares or Shares purchased in the open market or private transactions.

5.    General Provisions Relating to Awards

a.
Eligibility.  Awards will be granted only to those Persons who are, at the time of the grant, Non-Employee Directors, Officers, Employees or Consultants to the Company or its Affiliates.  If any Participant is (pursuant to the terms of his or her employment or otherwise) subject to a requirement that he or she not benefit personally from an Award, the Granting Authority may grant any Award to which such Person would otherwise be entitled to the Person's employer or other entity designated by them that directly or indirectly imposes such requirement on the Person.  The Granting Authority shall have the power to determine other eligibility requirements with respect to Awards or types of Awards.

b.
Terms of Grant.  Subject to the other express terms of this Plan, grants of Awards under the Plan shall contain such terms and conditions as the Granting Authority may specify.  Without limiting the foregoing,

i.
each Award granted under the Plan shall be evidenced by an instrument of grant, in such form or forms as the Granting Authority shall approve from time to time, which shall set forth such terms and conditions consistent with the terms of the Plan as the Granting Authority may determine.  Each instrument of grant shall set forth, at a minimum, the Exercise Price or Base Price, as applicable, the type and Effective Date of the Award evidenced thereby, the number of Shares subject to such Award, whether the Award is a Canadian Award or a U.S. Award and the applicable Vesting conditions.  References in the Plan to an instrument of grant shall include any supplements or amendments thereto;

ii.
the term or Restricted Period of each Award that is an Option, Share Appreciation Right, Phantom Share Award, or Restricted Share Unit shall be for such period as may be determined by the Granting Authority; provided, however, that in no event shall the term of any Option exceed a period of five years or the term of any such Award that is not an Option exceed a period of ten years (or such shorter terms as may be required in respect of an Incentive Stock Option under Section 422 of the Code or as may be required in respect of an Award as may be required by the Organizational Law, the ITA or the rules of the TSX to the extent that they are applicable to such Award, or such shorter term in respect of an Award to a Canadian Grantee so that such award does not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA);

iii.
Notwithstanding the foregoing provisions of this Section 5(b), unless otherwise determined by the Granting Authority, or as otherwise provided in the Plan, if the term of any Award granted hereunder is scheduled to expire: (i) at a time when the holder of the Award is subject to restrictions on trading of securities of the Company under a trading "blackout" established by the Company (pursuant to the disclosure policy of the Company then in effect or otherwise) or pursuant to any lock-up agreement or other similar trading restriction (a "Blackout Period"); or (ii) within ten business days after the termination of a Blackout Period, the term of the Award will, notwithstanding the scheduled expiry date of the term of such Award, expire as of the date that is 10 business days following the end of the applicable Blackout Period (the "Revised Expiry Date") and shall continue to be exercisable, convertible or otherwise remain outstanding for the benefit of the holder, as applicable, at any time up to the applicable time on the Revised Expiry Date.

iv.
the Granting Authority may determine that payments to be made by the Company or an Affiliate upon the exercise of an Option or other Award or settlement of an Award may be made in a single payment or transfer, in installments or on a deferred basis; provided, however, that no deferral shall be required or permitted by the Granting Authority if such deferral would result in adverse tax consequences to the Participant under Section 409A of the Code or under the ITA with respect to a Canadian Grantee.  The settlement of any Award may, subject to any limitations set forth in the Award agreement or the Plan, be accelerated and paid in cash in lieu of Shares in connection with such settlement, in the discretion of the Granting Authority or upon occurrence of one or more specified events.

v.	the terms, conditions and/or restrictions contained in an Award may differ from the terms, conditions and restrictions contained in any other Awards.

vi.
the Granting Authority may specify such other terms and conditions, consistent with the terms of the Plan, as the Granting Authority shall determine or as shall be required under any other provision of the Plan.  Such terms may include, without limitation, provisions requiring forfeiture of Awards in the event of termination of employment by the Participant and provisions permitting a Participant to make elections relating to his or her Award.

c.
Vesting Conditions.  Subject to the terms of the Plan, the Granting Authority shall determine any and all conditions to the Vesting of all and/or any portion of Awards and shall specify the material terms thereof in the applicable instrument of grant on, or as soon as reasonably practicable following, the Effective Date of the Award.  Vesting of an Award, or portion thereof, may be conditioned upon passage of time, continued employment, satisfaction of Performance Criteria, or any combination of the foregoing, as determined by the Granting Authority, provided that:

i.	performance conditions to Vesting of any portion of an Award, other than Restricted Share Units granted to Canadian Grantees, will be measured over a period of not less than one year; and

ii.
with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares or cash, the applicable Performance Criteria shall be a measure based on one or more of the following Performance Criteria: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company (including by reference to publicly-traded securities of other issuers); market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin, gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; research and development achievements; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships, joint ventures or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); and implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions and recruiting and maintaining personnel as determined by the Granting Authority on or prior to the Effective Date of such Award or as of any later time permitted under the applicable provisions of Section 162(m) of the Code.  Subject to compliance with Section 162(m) of the Code, if applicable, the Granting Authority may modify or supplement any Performance Criteria applicable to the Vesting of an outstanding Award to the extent the Granting Authority deems appropriate to reflect any material change after the Effective Date of the Award in the relevant business operations of the Company or applicable business unit or individual or group of companies.

d.
Change of Control.  Unless otherwise provided in the Award or by direction of the Granting Authority as to all or any type or number of Awards, in the event of a Change of Control and notwithstanding any other Vesting or other restrictions or conditions, the Granting Authority may take whatever action with respect to the Awards outstanding that it deems necessary or desirable, including following:

i.
the Granting Authority may accelerate Vesting and the expiration or termination date of Options and Share Appreciation Rights then outstanding to a specified date fixed by the Granting Authority.  After any accelerated expiration or termination date so specified, all unexercised Options and Share Appreciation Rights and all rights of Participants thereunder shall terminate; provided, however, that any acceleration of the expiration or termination date shall not be to a date that is earlier than thirty (30) days after notice of such acceleration.  The Granting Authority may also accelerate Vesting and the time at which Options and Share Appreciation Rights may be exercised so that those types of Awards may be exercised in full for their then remaining term;

ii.
the Granting Authority may waive all restrictions and conditions of all Restricted Share Units, Deferred Share Units and Phantom Share Awards then outstanding with the result that those types of Awards shall be deemed satisfied, and the Restricted Period or other limitations on payment in full with respect thereto shall be deemed to have expired, as of the date of the Change of Control or such other date as may be determined by the Granting Authority, provided that, in no event shall a payment be made in respect of a Deferred Share Unit granted to a Canadian Grantee prior to the date such Canadian Grantee ceases to be an Employee of the Company or an Affiliate; and

iii.
the Granting Authority may determine to amend Performance Awards and Other Share or Performance-Based Awards, or substitute new Performance Awards and Other Share or Performance-Based Awards in consideration of cancellation of outstanding Performance Awards and any Other Share or Performance-Based Awards, in order to ensure that such Awards shall become fully Vested, deemed earned in full and promptly paid to the Participants as of the date of the Change of Control or such other date as may be determined by the Granting Authority, without regard to payment schedules and notwithstanding that the applicable performance cycle, retention cycle or other restrictions and conditions shall not have been completed or satisfied.

Notwithstanding the above provisions of this Section 5(d), but subject to any contractual rights created by the terms of an Award, the Granting Authority shall not be required to take any action described in the preceding provisions, and any decision made by the Granting Authority, in its sole discretion, not to take some or all of the actions described in the preceding provisions shall be final, binding and conclusive with respect to the Company and all other interested Persons.  Any acceleration of Vesting shall be deemed to have occurred immediately prior to the Change of Control, no matter when the determination of the Granting Authority occurs.

iv.
Moreover, if approved by the Board prior to or within thirty (30) days after such time as a Change of Control shall be deemed to have occurred, the Board shall have at any time the right to require that all or any portion of the Awards be settled and discharged in cash based on the "cash value" of such Awards in lieu of settlement by issuance of Shares, except in the case of an Award to a Canadian Grantee that was, at the date the Award was granted, intended to be governed by section 7 of the ITA.  Such requirement may be specified in any arrangement relating to such Change of Control transaction to which the Company is a party or may be specified in any notice sent by the Company, which arrangement or notice may also specify the terms and timing of such settlement.  If not so specified, the Board may require settlement at any time within a forty-five (45) day period immediately following the date that the Change of Control is deemed to have occurred.  For the foregoing purposes, the "cash value" of an Award shall equal the sum of (i) the cash value of all benefits to which the Participant would be entitled upon settlement or exercise of any Award which is not an Option or Restricted Share Unit (other than a Restricted Share Unit that, by its terms, would be settled only in cash) or (ii) in the case of any Award that is an Option or Restricted Share Unit (other than a Restricted Share Unit that, by its terms, would be settled only in cash), the excess of the "market value" (defined below) per share over the Exercise Price, or the market value (defined below) per share of Restricted Share Unit, multiplied by the number of shares subject to such Award.  For purposes of the preceding sentence, "market value" per share shall mean the higher of (x) the average of the market value per Share on each of the five trading days immediately preceding the date a Change of Control is deemed to have occurred or (y) the highest price, if any, offered by the acquiring Person or the Company with respect to Shares, all as determined by Board in its discretion.  The Company may require Participants to verify the amount and completeness of any settlement of Awards as a condition to the final settlement and payment.

e.
No Repricing or Extension of Term.  The Exercise Price for Shares subject to any Award of Options and any related Tandem SARs and the Base Price for Shares subject to any Award of Stand-Alone SARs may be reduced only if the Granting Authority specifically approves, provided that the Exercise Price for Shares subject to any Award of Options and any related Tandem SARs and the Base Price for Shares subject to any Award of Stand-Alone SARs may not be reduced after the Effective Date of the Award thereof, either directly or indirectly, without prior shareholder approval, except for adjustments pursuant to Section 11 of the Plan.  In addition, to the extent applicable rules of a Stock Exchange require shareholder approval with respect to the extension of the term of one or more Awards, then any such extension shall not be effective unless the requisite shareholder approval is obtained.

f.
Compliance with Section 409A.  The terms and conditions applicable to any Award (or portion thereof) granted to a Participant who is subject to taxation under the Code and that constitutes "deferred compensation" subject to Section 409A of the Code are intended to comply with Section 409A of the Code.  Without limiting the foregoing,

i.
the terms of any such Award (or portion thereof) permitting the deferral of payment or other settlement thereof or providing for settlement in cash in lieu of Shares shall be subject to such requirements and shall be administered in such manner as the Granting Authority may determine to be necessary or appropriate to comply with the applicable provisions of Code Section 409A as in effect from time to time;

ii.
any elections allowed to be exercised by a Participant shall be deemed to be void or shall be deemed amended or altered so as not to (A) cause the application of Section 409A of the Code to the Award or (B) create adverse tax consequences under Section 409A of the Code should Section 409A apply to the Award; and

iii.
any exercise of discretion by the Granting Authority with respect to any acceleration or waiver of any term or condition, including a Vesting condition or settlement, shall not be effective or shall be deemed modified to the extent that such discretion would cause the Award to have adverse tax consequences to the Participant under Section 409A of the Code.

g.
Stand-Alone, Additional, Tandem and Substitute Awards.  Subject to Section 5(e) of the Plan, Awards granted under the Plan may, in the discretion of the Granting Authority, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Affiliate or any business entity to be acquired by the Company or an Affiliate, or any other right of a Participant to receive payment from the Company or any Affiliate.  Such additional, tandem and substitute or exchange Awards may be granted at any time.  If an Award is granted in substitution or exchange for another Award, the Granting Authority shall require the surrender of such other Award for cancellation in consideration for the grant of the new Award and such surrendered Award shall no longer be treated as being outstanding for the purposes of determining the aggregate plan limitations under Section 4(a).  In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Affiliate.  Any such action contemplated under this Section 5(g) shall be effective only to the extent that such action will not cause (i) the holder of the Award to lose the protection of Section 16(b) of the Exchange Act and rules and regulations promulgated thereunder, (ii) any Award that is designed to qualify payments thereunder as performance-based compensation as defined in Section 162(m) of the Code to fail to qualify as such performance-based compensation, (iii) any Award that is subject to Section 409A of the Code to result in adverse consequences under Section 409A of the Code, or (iv) where the holder is a Canadian Grantee, that is an Employee or Non-Employee Director, the immediate recognition of income under the ITA at the time the Award is granted.

h.
Securities Matters.  The Company intends that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16(b) of the Exchange Act pursuant to an applicable exemption (except for transactions acknowledged by the Participant in writing to be non-exempt).  Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 under the Exchange Act so that such Participant shall avoid liability under Section 16(b) of the Exchange Act.

No Shares will be issued or transferred pursuant to an Award unless and until all then-applicable requirements imposed by applicable securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction and by the Stock Exchanges, have been fully met.  As a condition precedent to the issuance of Shares pursuant to the grant or exercise of an Award, the Company may require the grantee to take any reasonable action to meet such requirements.  The Company shall not be obligated to take any affirmative action in order to cause the issuance or transfer of Shares pursuant to an Award to comply with any law or regulation, however.

Unless registered under the Securities Act, the Awards and the Shares underlying the Awards granted pursuant to the Plan to a Participant in the United States or a Participant that is a U.S. Person shall be "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act and shall not be offered, sold or transferred absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.  Absent registration under the Securities Act, all certificates representing Shares issued to a Participant in the United States or a Participant that is a U.S. Person pursuant to Awards granted under the Plan shall bear a restrictive legend in substantially the following form:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT.  THE HOLDER HEREOF AGREES THAT THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, EXCEPT (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (D) PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF (D) ABOVE, WHERE THE HOLDER HAS PROVIDED A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING TO THE SATISFACTION OF THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE SECURITIES ACT IS NOT REQUIRED.

i.
Fractional Shares.  No fractional Shares shall be issued under the Plan.  Payment for any fractional Shares that would otherwise be issuable hereunder in the absence of the immediately preceding sentence shall be made in cash, provided however that as to Options granted to Canadian Grantees, there shall be no entitlement or payment for any fractional Shares and no payment shall be made in lieu of a fractional Share.

j.
Compliance with the ITA.  The terms and conditions applicable to any Award (or portion thereof) granted to a Participant who is subject to taxation under the ITA are intended to comply with the ITA.  Without limiting the foregoing,

i.
the terms of any such Award (or portion thereof) permitting the deferral of payment or other settlement thereof or providing for settlement in cash in lieu of Shares shall be subject to such requirements and shall be administered in such manner as the Committee may determine to be necessary or appropriate to comply with the applicable provisions of the ITA as in effect from time to time;

ii.
any elections allows to be exercised by a Participant shall be deemed to be void or shall be deemed amended or altered so as not to cause the Award to be considered a "salary deferral arrangement" under the ITA, as defined in subsection 248(1) or create adverse tax consequences under the ITA; and

iii.
any exercise of discretion by the Committee with respect to any acceleration or waiver of any term or condition, including a Vesting condition or means of settlement, shall not be effective or shall be deemed modified to the extent that such discretion would cause the Award to have adverse tax consequences to the Participant under the ITA.

6.    Stock Options

a.
General.  The Granting Authority may from time to time grant one or more Options to Participants on such terms and conditions, consistent with the Plan, as the Granting Authority shall determine.  The instrument of grant evidencing an Option shall specify the Exercise Price for each Share subject to such Option, the maximum term of such Option, whether Tandem SARs are granted with respect to all or any such Options and whether such Options (or any portion thereof) are intended to qualify as Incentive Stock Options.

b.
Vesting Terms.  Options granted under the Plan shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof (including satisfaction of Performance Criteria and/or continued employment) as may be determined by the Granting Authority and set forth in the applicable instrument of grant.

c.
Exercise Price.  The Exercise Price for each Share subject to an Option, except in the case of Substitute Awards, shall not be less than the Market Value of a Share on the Effective Date of the Award of such Option.  The Exercise Price shall be stated and payable in Canadian dollars, if a Canadian Award, and in United States dollars, if a U.S. Award.

d.
Exercise of Vested Options.  Vested Options may be exercised in accordance with such procedures as may be established by the Granting Authority, including procedures permitting the exercise of Options through a broker-assisted sale and remittance program authorized by the Granting Authority.  The Participant must pay or satisfy, in accordance with the terms of this Plan, the full amount of the Exercise Price and any withholding amounts with respect to such exercise and the Company may require as a condition to such exercise and/or the issuance or delivery of Shares to a Participant the Participant's payment or satisfaction of such amounts in full in accordance with this Plan.  The Exercise Price shall be payable on exercise of a Vested Option:

i.
in Canadian dollars, if a Canadian Award, or in United States dollars, if a U.S. Award, unless the Granting Authority determines otherwise, and may be paid in cash, or by wire transfer, certified cheque, banker's cheque or bank draft or other similar methods of cash equivalent payment acceptable to the Granting Authority or any combination thereof,

ii.
by, if the Granting Authority permits, the surrender and transfer of Shares then owned by the Participant to such Person as the Granting Authority may direct; provided, however, that the foregoing shall not apply to any Participant that is prohibited by applicable law or rules of a Stock Exchange from such surrender and transfer; and further provided that the shares may not be shares previously acquired by a Canadian Grantee on the exercise of an Option granted under this Plan or a Prior Plan;

iii.
by, if the Granting Authority permits and in respect only of Options granted to persons who are not Canadian Grantees, the withholding of Shares otherwise issuable upon exercise of such Vested Option; provided, however, that the foregoing shall not apply to any Participant that is prohibited by applicable law or rules of a Stock Exchange from participating in such withholding;

iv.	by payment pursuant to a broker-assisted sale and remittance program authorized by the Granting Authority; or

v.	in any combination of the foregoing.

Shares surrendered or withheld, if permitted by the Granting Authority and in accordance with this Section 6(d), shall be valued at the Market Value thereof on the date of exercise, determined in Canadian dollars if used to purchase a Share subject to a Vested Canadian Award or in United States dollars if used to purchase a Share subject to a Vested U.S. Award.  The Granting Authority may impose, at any time, such limitations and prohibitions on the use of Shares in payment of the Exercise Price as it deems appropriate and shall determine acceptable methods of surrendering or withholding Shares as payment of the Exercise Price.

e.
Option Period.  Unless the Granting Authority provides for a shorter option period at or after the Effective Date of an Award of Options and subject to Section 9 hereof, all or any part of the Options covered by an Award shall, to the extent Vested, be exercisable, from time to time, within the period commencing on the date such Option or part thereof becomes Vested and ending on the last day of the term of such Award.

f.
Incentive Stock Options.  Option Awards will not be treated as Incentive Stock Options unless specifically so designated.  Options intended to qualify as Incentive Stock Options will be subject to the following special provisions:

i.
Incentive Stock Options may only be granted to Employees of the Company or its parent or subsidiary as defined in Sections 424(e) or (f) of the Code, as applicable, while each such entity is a "corporation" described in Section 7701(a)(3) of the Code and Treas. Reg. Section 1.421-1(i)(1).

ii.
The Exercise Price per Share shall not be less than one hundred percent (100%) of the Market Value per Share on the date of grant of the Incentive Stock Option.  However, if any Employee to whom an Incentive Stock Option is granted owns Share possessing more than ten percent (10%) of the total combined voting power of all classes of Share of the Company or any "parent corporation" of the Company (as defined in Section 424(e) of the Code) or any "subsidiary corporation" of the Company (as defined in Section 424(f) of the Code), then the Exercise Price per Share under such Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Market Value per Share on the date of grant, and the Option term shall not exceed five (5) years measured from the date of grant.  For purposes of the immediately preceding sentence, the attribution rules under Section 424(d) of the Code shall apply for purposes of determining an Employee's ownership.

iii.
The aggregate Market Value (determined as of the respective date or dates of grant) of Shares for which one or more Options granted to any Employee under the Plan (or any other option plan of the Company or any Affiliate which is a parent or subsidiary as defined in Code Sections 424(e) or (f), as applicable) may for the first time become exercisable as Incentive Options during any one (1) calendar year shall not exceed the sum of $100,000.  To the extent the Employee holds two (2) or more such Options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such Options as Incentive Options shall be applied on the basis of the order in which such Options are granted.  However, if and to the extent that the aggregate Exercise Price of Options subject to any portion of any Award of Incentive Stock Options that become Vested in any calendar year exceeds the $100,000 limitation of Section 422 of the Code, such Options shall not be treated as Incentive Stock Options notwithstanding any designation otherwise.

iv.
An Incentive Stock Option shall be exercisable only by the Participant during his or her lifetime and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Participant's death.

v.
All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Company.

vi.
To the extent that the instrument of grant evidencing the Award of an Option specifies that an Option is intended to be treated as an Incentive Stock Option, the Option is intended to qualify to the greatest extent possible as an "incentive Share option" within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an Incentive Stock Option.

vii.
Certain decisions, amendments, interpretations or other actions by the Granting Authority and certain actions by a Participant may cause an Option to cease to qualify as an Incentive Stock Option pursuant to the Code and, by accepting an Award of Options hereunder, the Participant thereby consents and agrees in advance to any such disqualifying action.

g.
Settlement on Exercise of Option.  On the exercise of any Option by a Canadian Grantee, settlement of such Option shall be made by the issuance of Shares from treasury or the transfer of previously issued Shares then held by the Company.

7.    Share Appreciation Rights, Phantom Share Awards, Bonus Shares and Other Awards

a.
General.  The Granting Authority may from time to time grant one or more awards of Share Appreciation Rights, Phantom Share Awards, Bonus Shares, and Other Share or Performance Based Awards and may issue and sell Purchased Shares on such terms and conditions, consistent with the Plan, as the Granting Authority shall determine.

b.	SARs. The Granting Authority is authorized to grant SARs to Employees, Officers, Consultants and Non-Employee Directors subject to the terms of this Section 7.

i.
Tandem SARs.  Tandem SARs may be granted at or after the Effective Date of the related grant of Options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the Option to which it relates and the additional terms and conditions set forth in this Section 7.  On exercise of a Tandem SAR, the related Option shall be surrendered and cancelled and the Participant shall be entitled to an amount in settlement of such Tandem SAR calculated and in such form as provided below.  For the purposes of an Award to a Canadian Grantee, the Canadian Grantee shall have the sole and exclusive ability to decide whether the Option or the Tandem SAR shall be exercised and, on the exercise of a Tandem SAR, the related Option shall be surrendered and the Participant shall be entitled to an amount in settlement of such Tandem SAR calculated and in such form as provided below.  Tandem SARs may be exercised only if and to the extent the Options related thereto are then Vested and exercisable and shall be exercised in accordance with such procedures as may be established by the Granting Authority.

ii.
Stand-Alone SARs.  Stand-Alone SARs granted under the Plan shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof (including satisfaction of Performance Criteria and/or continued employment) as may be determined by the Granting Authority and set forth in the applicable instrument of grant.  The Base Price for each Share subject to a Stand-Alone SAR, other than in respect of Substitute Awards, shall not be less than 100% of the Market Value of a Share on the Effective Date of the Award of such Stand-Alone SAR.  Unless the Granting Authority provides for a shorter period at or after the Effective Date of an award of Stand-Alone SARs and subject to Section 9 hereof, all or any part of the Stand-Alone SARs covered by an Award granted to a Canadian Grantee shall, to the extent Vested, be exercisable, from time to time, within the period commencing on the date such Stand-Alone SARs or part thereof becomes Vested and ending on December 15 of the calendar year in which the Stand-Alone SAR became Vested.  Rights granted to a Canadian Grantee are not intended to constitute a "salary deferral arrangement" as defined in ITA subsection 248(1).  In particular, notwithstanding any other provision herein, no such Share Appreciation Right granted hereunder shall have any value at the date of grant or prior to becoming Vested and the granting of a Share Appreciation Right hereunder shall be awarded solely in respect of services to be performed by the Canadian Grantee in the future.  No Stand-Alone SAR may be granted to a Canadian Grantee to provide such Canadian Grantee with a payment that is in lieu of salary or wages of the Canadian Grantee.

iii.
Exercise and Settlement.  Upon exercise thereof and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 15(b) hereof, Share Appreciation Rights (and, in the case of Tandem SARs, the related Options) shall be settled by payment or delivery, in cash, Shares or any combination thereof, as determined by the Granting Authority, of an aggregate value equal to: the product of (A) the excess of the Market Value of a Share on the date of exercise over the Exercise Price or Base Price for a Share under the applicable Share Appreciation Right, multiplied by (B) the number of Share Appreciation Rights exercised.  In the case of payment or delivery by Shares, the number of such Shares shall be determined by dividing the aggregate value of such Shares by the Market Value of a Share at such time.

c.
Phantom Share Awards.  The Granting Authority is authorized to grant Phantom Share Awards to Employees, Officers, Consultants and Non-Employee Directors, which are rights to receive cash equal to the Market Value of a specified number of Shares at the end of a specified deferral period, subject to the following terms and conditions:

i.
Award and Restrictions.  Satisfaction of a Phantom Share Award shall occur upon expiration of the deferral period specified for such Phantom Share Award by the Granting Authority or, if permitted by the Granting Authority, as elected by the Participant.  In addition, Phantom Share Awards shall be subject to such restrictions (which may include a risk of forfeiture), if any, as the Granting Authority may impose in its sole discretion as set forth in the Award, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including times based on achievement of performance goals and/or future service requirements), separately or in combination, as the Granting Authority may determine in its sole discretion to be appropriate or advisable for any Award; provided, however, that Phantom Share Awards shall not be transferable (other than by will or the laws of descent and distribution).

ii.
Forfeiture.  Except as otherwise determined by the Granting Authority or as may be set forth in any Award, employment or other agreement pertaining to a Phantom Share Award, upon termination of employment or services during the applicable deferral period or portion thereof to which forfeiture conditions apply, all Phantom Share Awards that are at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided, however, that the Granting Authority may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Phantom Share Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Granting Authority may in other cases which it determines appropriate or advisable waive in whole or in part the forfeiture of Phantom Share Awards; provided, however, no such waiver or other change regarding an Award shall (A) cause the application of Section 162(m) or 409A of the Code to the Award or (B) create adverse tax consequences under Section 162(m) or 409A of the Code should either or both of those Code sections apply to the Award.

iii.
ITA.  Notwithstanding the foregoing, Phantom Share Awards granted to Participants who are subject to the ITA shall be on terms that will be designed to prevent them from being considered a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

d.
Bonus Shares.  The Granting Authority may, from time to time and subject to the provisions of the Plan, applicable law and the rules of the Stock Exchanges, grant Shares as "Bonus Shares" to Employees, Officers, Consultants and Non-Employee Directors.  Such grants of Bonus Shares shall be in consideration of performance of services by the Participant without additional consideration, except as may be required by the Granting Authority or other terms of this Plan.  Bonus Shares shall be Shares that are not subject to a Restricted Period.

e.
Other Awards.  The Granting Authority is hereby authorized to grant to Employees, Non-Employee Directors and Consultants of the Company or its Affiliates, "Other Share or Performance-Based Awards", which shall consist of a right which (i) is not an Award described in any other provision of this Plan and (ii) is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, units or securities convertible into Shares) or cash as are deemed by the Granting Authority to be consistent with the purposes of the Plan.  Subject to the terms of the Plan, including Section 5(c) hereof for any Award intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code, the Granting Authority shall determine the terms and conditions of any such Other Share or Performance-Based Awards, which shall be contained in a written agreement or other document covering such Awards.  Notwithstanding any other provision of the Plan to the contrary, any Other Share or Performance-Based Award shall contain terms that (x) are designed to avoid application of Section 409A of the Code or (y) are designed to avoid adverse tax consequences under Section 409A should that Code section apply to such Award or (z) are designed to avoid the application of being a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

f.
Purchased Shares.  The Granting Authority shall have the authority to sell Shares to such Employees, Officers, Consultants and Non-Employee Directors of the Company or its Affiliates as may be selected by it, on such terms and conditions as it may establish, subject to the further provisions of this Section 7(f).  Each issuance of Shares under this Section 7(f) shall be evidenced by an agreement, which shall be subject to applicable provisions of this Plan and to such other provisions not inconsistent with this Plan as the Granting Authority may approve for the particular sale transaction.  The price per Share to be purchased by a Participant under this Section 7(f) shall be determined in the sole discretion of the Granting Authority, and, subject to the requirements of the Stock Exchanges, may be less than, but shall not be greater than the Market Value per Share at the time of purchase.  Payment of the purchase price of Purchased Shares under this Section 7(f) shall be made in full in cash.

g.
Performance Goals.  To the extent the Granting Authority determines that any Award, other than SARs, granted pursuant to this Section 7 shall constitute performance-based compensation for purposes of Section 162(m) of the Code, the grant or settlement of the Award shall, in the Granting Authority's discretion, be subject to the achievement of performance goals determined and applied in a manner consistent with Section 8.

h.
Section 409A; Salary Deferred Arrangements.  Notwithstanding any other provision of this Section 7 to the contrary, any SAR Award, Phantom Share Awards, Bonus Shares, and Other Share or Performance-Based Awards granted under the Plan shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to avoid adverse tax consequences under Section 409A of the Code should that Code section apply to the Award.  Notwithstanding the foregoing, all Awards granted to Canadian Grantees shall be on terms that will be designed to prevent them from being considered a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

8.    Restricted Share Units, Deferred Share Units and Performance Share Units

a.	General.

i.
Grants. The Granting Authority may from time to time grant one or more Awards of Restricted Share Units, Deferred Share Units and/or Performance Share Units to Officers, Non-Employee Directors, Employees or Consultants of the Company on such terms and conditions, consistent with the Plan, as the Granting Authority shall determine.  Any such Deferred Share Units granted to a Non-Employee Director shall be in addition to any grants of Deferred Share Units pursuant to Section 8(a)(ii).

ii.
Grants of Deferred Share Units in Lieu of DSU Eligible Retainer.  An individual who is a Non-Employee Director is eligible to elect to receive all or a portion of such Non-Employee Director's DSU Eligible Retainer through the grant of Deferred Share Units in accordance with Section 8(f).  Any such election does not confer upon any Non-Employee Director a right to receive an award of Deferred Share Units in satisfaction of any other amounts or to receive any payment (whether in cash or Shares), except on settlement of any such elected Deferred Share Units, pursuant to the Plan.

b.
Vesting Terms.  Restricted Share Units and/or Performance Share Units shall become Vested at such times, in such installments and subject to such terms and conditions consistent with Section 5(c) hereof as may be determined by the Granting Authority and set forth in the applicable instrument of grant, provided that the conditions to Vesting of Restricted Share Units shall be based on the Participant's continued employment, without regard to the satisfaction of any Performance Criteria, the conditions to Vesting of Performance Share Units shall be based on the satisfaction of Performance Criteria either alone or in addition to any other Vesting conditions as may be determined by the Granting Authority consistent with Section 5(c) hereof, provided that, except as otherwise determined by the Granting Authority, Restricted Share Units and Performance Share Units granted to a Canadian Grantee shall become vested and be paid-out no later than December 15 of the third calendar year following the calendar year in which the Canadian Grantee rendered the employment services in respect of which the Award is being made.  Unless otherwise provided at the time of grant, the Vesting of Deferred Share Units shall occur at such times, in such installments and subject to such terms and conditions as may be determined by the Granting Authority and set forth in the applicable instrument of grant.

c.
Settlement.  Unless otherwise determined by the Granting Authority (including by the terms of the Award or the Plan) and subject to the immediately succeeding sentence and to Section 8(b), Restricted Share Units and Performance Share Units shall be settled upon or as soon as reasonably practicable following the Vesting thereof and Deferred Share Units shall be settled on the third Business Day following the retirement or death of the applicable Participant or at the time the applicable Participant otherwise ceases to hold office or their employment is terminated subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of this Plan.  Except as may otherwise be required under Section 409A of the Code or Section 8(b), payment in respect of Restricted Share Units or Performance Share Units described in the immediately preceding sentence shall be made to Participants who are not Canadian Grantees by the later of (i) the date that is 2 ½ months after the end of the Participant's first taxable year in which the Restricted Share Unit and/or the Performance Share Unit is earned and payable under the Plan and (ii) the date that is 2 ½ months after the end of the Company's first taxable year in which the Restricted Share Unit and/or the Performance Share Unit is earned and payable under the Plan, and such payment shall not be subject to any election by the Participant to defer the payment to a later period.  Subject to Section 9(a)(iv) in the event of termination for cause and Section 9(a)(iii) in the event of a Participant's death, payment in respect of Deferred Share Units shall be made within ten (10) days of the date of the Participant's retirement, or cessation or termination of office or employment.  Settlement shall be made in cash, Shares or any combination thereof, as determined by the Granting Authority, which determination may be reflected in the Award, may be made on or before the date of the settlement or as otherwise specified by the Granting Authority.  Settlement of Restricted Share Units, Deferred Share Units and/or Performance Share Units in Shares shall be made by delivery of one Share for each such Restricted Share Unit, Deferred Share Unit or Performance Share Unit then being settled.  Settlement of Restricted Share Units, Deferred Share Units or Performance Share Units in cash shall be made by payment of an aggregate amount equal to:

the product of

A.	the Market Value of a Share on the applicable settlement date specified by the Granting Authority in the Award,

and

B.	the number of Restricted Share Units, Deferred Share Units or Performance Share Units then being settled.

Any cash payment in settlement of Restricted Share Units, Deferred Share Units or Performance Share Units shall be payable in Canadian dollars, if made with respect to a Canadian Award, and in United States dollars, if made with respect to a U.S. Award.  Upon payment of any amount pursuant to settlement of Deferred Share Units, Restricted Share Units or Performance Share Units granted under this Section 8 in cash or Shares, as the case may be, the particular Deferred Share Units, Restricted Share Units or Performance Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such Deferred Share Units, Restricted Share Units or Performance Share Units.

d.
Dividend Equivalents.  Subject to Section 8(h), the terms of an Award of Restricted Share Units, Deferred Share Units or Performance Share Units may include provision for the accrual of dividend equivalent amounts with respect to cash dividends paid in the ordinary course to shareholders in respect of outstanding Shares.  If the Granting Authority determines that dividend equivalent amounts will be accrued in respect of Restricted Share Units, Deferred Share Units or Performance Share Units subject to an Award, if and when cash dividends are paid with respect to Shares (other than any extraordinary dividend) to shareholders of record as of a record date occurring during the period from the Effective Date of the applicable Award to the date of settlement thereof, a number of additional Restricted Share Units, Deferred Share Units or Performance Share Units, as the case may be, shall be granted to the holder of such Award equal to the greatest number of whole Shares having a Market Value, as of the payment date for such dividend, equal to the product of (i) the cash dividend paid with respect to a Share multiplied by (ii) the number of Restricted Share Units, Deferred Share Units or Performance Share Units subject to such Award as of the record date for the dividend.  The additional Restricted Share Units, Deferred Share Units or Performance Share Units granted to a Participant shall be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding Restricted Share Units, Deferred Share Units or Performance Share Units, as the case may be.  The Granting Authority may provide that, in lieu of the grant of additional Restricted Share Units, Deferred Share Units or Performance Share Units, dividend equivalent amounts may be accrued and paid in cash, at the time and on the same terms and conditions, of settlement of the corresponding Restricted Share Units, Deferred Share Units or Performance Share Units, as the case may be.

e.	Special Provisions Concerning Performance Share Units. The grant and/or settlement of a Performance Share Units is also subject to the following provisions:

i.
General.  The performance goals for Performance Share Units shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Granting Authority.  Such criteria include, without limitation, elements that reference the performance by the Company or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance.  In the case of any Award granted to a Covered Employee, performance goals shall be designed to be objective and shall otherwise meet the requirements of Section 162(m) of the Code and the regulations thereunder (including Treasury Regulations sec. 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Granting Authority are such that the achievement of performance goals is "substantially uncertain" at the time of grant.  The Granting Authority may determine that such Performance Share Units shall be granted and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the grant and/or settlement of such Performance Share Units.  Performance goals may differ among Performance Share Units granted to any one Participant or for Performance Share Units granted to different Participants.

ii.
Business Criteria.  To the extent required to satisfy Section 162(m) of the Code with respect to Covered Employees, the Granting Authority shall (or to the extent not so required, the Granting Authority may) set one or more of the performance goals based on one or more of the business criteria for the Company set out in Section 5(c)(iii), on a consolidated basis, and/or for specified subsidiaries, divisions or business or geographical units of the Company.  A performance goal need not, however, be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion).  Unless the adjustments would affect the status of a Performance Share Unit as "performance-based compensation" under Section 162(m) of the Code, the Granting Authority may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: (V) asset write-downs, (W) litigation or claim judgments or settlements, (X) the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, (Y) accruals for reorganization and restructuring programs and (Z) any extraordinary non-recurring items as described in applicable accounting literature or the Company's management's discussion and analysis of financial condition and results of operations appearing in the Company's periodic reports under the Exchange Act for the applicable period.  In addition, to the fullest extent allowed by law, this Plan will allow the Granting Authority to establish criteria for performance goals in respect of Performance Share Units based on individual goals and performance in addition to or in substitution for criteria specified above, as long as such goals are pre-established and objective and not based on mere continued employment.

iii.
Performance Period; Timing for Establishing Performance Goals.  Achievement of performance goals in respect of Performance Share Units shall be measured over a performance period of not less than one year and not more than five (5) years, as specified by the Granting Authority.  Performance goals in the case of any Award granted to a Participant shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Share Units, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m) of the Code.

iv.
Settlement of Performance Share Units; Other Terms.  After the end of each performance period, the Granting Authority shall determine the amount, if any, of Performance Share Units payable to each Participant based upon achievement of business criteria over a performance period.  Except as may otherwise be required under Section 409A of the Code or Section 8(a), payment described in the immediately preceding sentence shall be made to Participants who are not Canadian Grantees by the later of (i) the date that is 2 1/2 months after the end of the Participant's first taxable year in which the Performance Share Unit is earned and payable under the Plan and (ii) the date that is 2 1/2 months after the end of the Company's first taxable year in which the Performance Share Unit is earned and payable under the Plan, and such payment shall not be subject to any election by the Participant to defer the payment to a later period.  The Granting Authority may not exercise discretion to increase any such amount payable in respect of a Performance Share Unit which is intended to comply with Section 162(m) of the Code.  The Granting Authority shall specify the circumstances in which such Performance Share Units shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Share Units.

v.
Written Determinations.  All determinations by the Granting Authority as to the establishment of performance goals, the amount of any Performance Share Unit and the achievement of performance goals relating to Performance Share Units shall be made in a written agreement or other document covering the Performance Share Unit.  The Granting Authority may not delegate any responsibility relating to such Performance Share Units.

vi.
Status of Performance Share Units under Section 162(m) of the Code.  It is the intent of the Company that Performance Share Units granted to Persons who are designated by the Granting Authority as likely to be Covered Employees shall constitute "performance-based compensation" within the meaning of Section 162(m) of the Code and regulations thereunder.  Accordingly, the terms of this Section 8(e) shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder.  Notwithstanding the foregoing, because the Granting Authority cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a Person designated by the Granting Authority, at the time of grant of a Performance Share Unit, who is likely to be a Covered Employee with respect to that fiscal year.  If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Share Units that are intended to comply with Section 162(m) of the Code does not comply or is inconsistent with the requirements of Section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

f.	Additional Provisions Concerning Deferred Share Units Granted in Lieu of DSU Eligible Retainer

i.
any individual who is, or will be, a Non-Employee Director in a particular calendar year and who wishes to elect to receive all or a portion of the Non-Employee Director's DSU Eligible Retainer satisfied by issuance of Deferred Share Units shall complete and deliver a written election in the form attached to the Plan as Schedule "A", or such similar form of election and acknowledgement acceptable to the Board or the Granting Authority (each, an "Election Form").  Delivery by a Non-Employee Director of an Election Form shall be construed as acceptance by the Non-Employee Director of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time;

ii.
each Non-Employee Director shall have the right to elect, in advance, the portion of his or her DSU Eligible Retainer (in increments of five percent (5%)) that the Non-Employee Director wishes to be satisfied by way of Deferred Share Units (with the remainder, if any, to be received in cash), and shall have the right to amend or revoke such election in respect of a succeeding calendar year, but only within the time periods specified below.  The election or amended election, as the case may be, shall be made by completing, signing and delivering to the Granting Authority, the Election Form.  In order to make such election, the Non-Employee Director must submit his Election Form to the Granting Authority, prior to December 31 immediately preceding the calendar year in respect of which the election applies, except in respect of the calendar year in which the Effective Date occurs, in the case of an existing Director, subject to subparagraph (iv) below, an election or amended election, as the case may be, must be filed within the period beginning after the third Business Day following the expiry of the Blackout Period during the fourth quarter of the calendar year immediately preceding the commencement of the calendar year in respect of which the election applies, and ending on December 31 immediately preceding the calendar year in respect to which the election applies.  Such Election Form shall apply in respect of the calendar year for which it is made and thereafter until amended or revoked by the delivery of a subsequent Election Form in respect of a succeeding calendar year by such Non-Employee Director to the Granting Authority;

iii.
any election made under this Section 8(f) shall be irrevocable in respect of the calendar year for which it is originally made and will continue in effect thereafter until amended or revoked in accordance with Section 8(f)(ii) in respect of a succeeding calendar year.  If no election has been validly made in respect of a Director’s DSU Eligible Retainer, the Director's full DSU Eligible Retainer shall be paid in cash in accordance with the Company's normal director compensation policies;

iv.
the number of Deferred Share Units (including fractional Deferred Share Units rounded to the fourth decimal place) to be granted to the Non-Employee Director in respect of such Non-Employee Director's DSU Eligible Retainer shall be determined by dividing (i) the amount of the Non-Employee Director's DSU Eligible Retainer for which an Election Form has been delivered, expressed in dollars and otherwise payable in accordance with the Company's normal director compensation policies, by (ii) the Market Value as at the date of grant;

v.	unless otherwise specified by the Granting Authority, Deferred Share Units granted to a Non-Employee Director in accordance with this Section 8(f) shall be fully vested at the time awarded;

vi.
notwithstanding the provisions of Section 12, any amendment, suspension or termination of the Plan shall be such that the Plan and the Deferred Share Units granted under this Section 8(f) continuously satisfy the requirements of paragraph (d) of Regulation 6801 to the Tax Act.

g.
Timing Requirements for Deferred Share Units Granted to Canadian Grantees.  Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, a Canadian Grantee in respect of Deferred Share Units including, without limitation, the delivery of Shares or a lump sum cash payment, shall not be made prior to the date such Canadian Grantee ceases to be an Employee (including a Non-Employee Director) of the company or an Affiliate and shall be paid or delivered on or before December 31 of the calendar year commencing immediately following the date the Canadian Grantee ceases to be an Employee (including a Non-Employee Director) of the Company or an Affiliate.  All Deferred Share Units granted to a Canadian Grantee shall have such terms and conditions as are necessary to comply with paragraph 6801(d) of the Regulations to the ITA.

h.
Section 409A; Salary Deferred Arrangements.  Notwithstanding any other provisions of this Section 8 to the contrary, any Restricted Share Units, Deferred Share Units or Performance Share Units granted under the Plan shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to avoid adverse tax consequences under Section 409A of the Code if that Code section applies to the Award.  Notwithstanding the foregoing, all Awards of Restricted Share Units, Deferred Share Units and Performance Share Units granted to Participants who are subject to the ITA shall be on terms that will be designed to prevent them from being considered a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

i.	No Other Benefit.

i.
No amount will be paid to, or in respect of, a Participant (or a person with whom the Participant does not deal at arm's length within the meaning of the ITA) under the Plan to compensate for a downward fluctuation in the price of a Share or the value of any Award granted, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or a person with whom the Participant does not deal at arm's length within the meaning of the ITA), for such purpose.

ii.
The Company makes no representations or warranties to Participants with respect to the Plan or any Deferred Share Units, Restricted Share Units or Performance Share Units whatsoever.  Participants are expressly advised that the value of any Deferred Share Units, Restricted Share Units or Performance Share Units in the Plan will fluctuate as the trading price of Shares fluctuates.  Participants are further expressly advised that the amount of dividends that may be paid in respect of Shares, if any, will vary.

iii.
In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of Deferred Share Units, Restricted Share Units or Performance Share Units.

9.    Consequences of Termination

a.	General Provisions. Unless otherwise determined by the Granting Authority (including by the terms of the Award or the Plan),

i.
if the employment of an Employee, Officer or service of a Non-Employee Director is terminated by reason of Retirement the Participant shall be entitled to exercise his or her rights with respect to the portion of any Option or Share Appreciation Right Vested for a period (the "Applicable Post-Retirement Period") that shall end on the expiration date set forth in the Award with respect to the Vested portion of such Award, and the Participant's Vested Phantom Share Awards, Restricted Share Units, Performance Share Units and Deferred Share Units, if any, shall be settled in accordance with Sections 7(c) or 8(c), as applicable;

ii.
if employment of an Employee, Officer or service of a Non-Employee Director is terminated for any reason whatsoever other than death, Disability, Retirement, for cause (in the opinion of the Company's legal counsel), or if service of a Consultant is terminated for any reason whatsoever other than death, (A) any non-Vested Award granted pursuant to the Plan outstanding at the time of such termination and all rights thereunder shall wholly and completely terminate and no further Vesting shall occur, and (B) the Participant shall be entitled to exercise his or her rights with respect to the portion of any Option or Share Appreciation Right Vested as of the date of termination for a period that shall end on the earlier of: (1) the expiration date set forth in the Award with respect to the Vested portion of such Award; or (2) the date that occurs 90 days after such termination date;

iii.
upon termination of employment or service from the Company as a result of Disability of an Employee, Officer or Non-Employee Director or death of an Employee, Non-Employee Director or Consultant, or with respect to a Participant who is either a retired former Employee, Officer or Non-Employee Director who dies during the Applicable Post-Retirement Period, or a disabled former Employee, Officer or Non-Employee Director who dies during the Applicable Post-Disability Period (as defined below), (A) any non-Vested portion of any outstanding Award that has not already terminated shall immediately terminate and no further Vesting shall occur, (B) any Vested Option or Share Appreciation Right shall expire upon the earlier of: (1) the expiration date set in the Award; or (2) the later of (y) the first anniversary of such termination of employment as a result of Disability or death; or (z) the first anniversary of such Person's death during the Applicable Post-Retirement Period or the Applicable Post-Disability Period.  "Applicable Post-Disability Period" shall mean the period following termination of employment by reason of Disability that ends upon the earlier of the dates as set forth in (B)(1) or 2(y) above, and (C) the Participant's Vested Phantom Shares, Restricted Share Units, Performance Share Units and Deferred Share Units, if any, shall be settled in accordance with Sections 7(c) or 8(c), as applicable;

iv.
if employment of an Employee or Officer or service of a Non-Employee Director is terminated for cause, in the opinion of the Company's legal counsel, any non-Vested Award granted pursuant to the Plan outstanding at the time of such termination and all rights thereunder shall wholly and completely terminate and no further Vesting shall occur.

b.
Discretion of the Granting Authority.  Notwithstanding any other provision hereof and without limiting the discretion of the Granting Authority, the Granting Authority may (whether by terms of the Award or by its election notwithstanding the terms of an Award),

i.	allow non-Vested Awards to be treated as Vested upon termination of employment or service of a Participant, as to any or all of termination, death or Disability;

ii.
provide that the Awards with respect to certain classes, types or groups of Participants will have different acceleration, forfeiture, termination, exercise, continuation or other terms than other classes, types or groups of Participants.  Without limiting the foregoing, but rather as an example of the foregoing, Awards to Non-Employee Directors may specify that they will become Vested in full upon Retirement, death, Disability or other change of status even though Awards to Employees do not provide for such acceleration; or

iii.
provide for the continuation of any Award for such period and upon such terms and conditions as are determined by the Granting Authority in the event that a Participant ceases to be an Employee, Officer, Non-Employee Director or Consultant;

iv.	subject to the applicable rules of the Stock Exchanges, provide that Vested Awards may be exercised for periods longer or different from those set forth in Section 9(a); or

v.	set any other terms for the exercise or termination of Awards upon termination of employment or service;

provided, however, it is the intention of the Company that no action be taken that will result in adverse tax consequences to a Participant under Section 409A of the Code and that the Granting Authority exercise its discretion accordingly.  Notwithstanding the foregoing, all Awards granted to Participants who are subject to the ITA shall be on terms that will be designed to prevent them from being considered a "salary deferral arrangement" as defined in subsection 248(1) of the ITA.

c.
Leave of Absence.  If an Employee is on military, sick leave or other bona fide leave of absence, such Person shall be considered an "Employee" for purposes of an outstanding Award during the period of such leave, provided that it does not exceed 90 days (or such longer period as may be determined by the Granting Authority in its sole discretion), or, if longer, so long as the Person's right to reemployment is guaranteed either by statute or by contract.  If the period of leave exceeds 90 days (or such longer period as may be determined by the Granting Authority in its sole discretion), the employment relationship shall be deemed to have terminated on the ninety-first (91st) day (or the first day immediately following any period of leave in excess of 90 days as approved by the Granting Authority) of such leave, unless the Person's right to reemployment is guaranteed by statute or contract.

d.
Incentive Stock Options.  Notwithstanding the foregoing provisions of this Section 9, if a Participant who has been granted Incentive Stock Options ceases to be employed by the Company and all Affiliates for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the Participant (to the extent such Incentive Stock Option was Vested on the date of termination of employment) at any time prior to the earlier of (i) the date that is three months after the date of termination of employment or (ii) the expiration of the term of such Incentive Stock Option. If a Participant who has been granted Incentive Stock Options ceases to be employed by the Company and all Affiliates because of the death or permanent disability, such Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was Vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option.  If a Participant who has been granted Incentive Stock Options ceases to be employed by the Company and all Affiliates for cause, the right to exercise such Incentive Stock Option will terminate on the date of termination of employment, unless otherwise determined by the directors.  For purposes of this paragraph, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code.

10.    Transferability

a.
Transfer Restrictions.  As provided in Section 10(b), unless otherwise provided in the instrument of grant evidencing an Award, no Award, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession.  No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant's debts, judgments, alimony or separate maintenance.

b.
Permitted Transfers.  Notwithstanding the foregoing, the Granting Authority may provide in the applicable instrument of grant that an Award is transferable or assignable (i) in the case of a transfer without the payment of any consideration, to the Participant's spouse, former spouse, children, stepchildren, grandchildren, parent, stepparent, grandparent, sibling, Persons having one of the foregoing types of relationship with a Participant due to adoption and any entity in which these Persons (or the Participant) own more than fifty percent of the voting interests and (ii) to an entity in which more than fifty percent of the voting interests are owned by these Persons (or the Participant) in exchange for an interest in that entity.  Following any such transfer or assignment, the Award shall remain subject to substantially the same terms applicable to the Award while held by the Participant to whom it was granted, as modified as the Granting Authority shall determine appropriate, and, as a condition to such transfer, the transferee shall execute an agreement agreeing to be bound by such terms.  An Incentive Stock Option may be transferred or assigned only to the extent consistent with Section 422 of the Code or the ITA.  Any purported assignment or transfer that does not qualify under this Section 10 shall be void and unenforceable against the Company.

11.    Adjustments

a.
No Restrictions on Action.  The existence of the Plan and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company, (ii) any merger, consolidation, amalgamation or change in ownership of the Company, (iii) any issue of bonds, debentures, capital, preferred or prior preference Shares ahead of or affecting the capital Share of the Company or the rights thereof, (iv) any dissolution or liquidation of the Company, (v) any sale or transfer of all or any part of the assets or business of the Company or (vi) any other corporate act or proceeding with respect to the Company.  No Participant or any other Person shall have any claim against any member of the Board of Directors or the Granting Authority, or the Company or any employees, officers or agents of the Company as a result of any such action.

b.	Recapitalization Adjustment.

i.
In the event that (A) a dividend shall be declared upon the Shares or other securities of the Company payable in Shares or other securities of the Company, (B) the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or other securities of The Company or of another corporation or entity, whether through an arrangement, plan of arrangement, amalgamation or other similar statutory procedure or a share recapitalization, subdivision, consolidation or otherwise, (C) there shall be any change, other than those specified in (A) or (B) above, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, or (D) there shall be a distribution of assets or shares to shareholders of the Company out of the ordinary course of business, then, the Granting Authority shall determine whether an adjustment in the number or kind of Shares theretofore authorized but not yet covered by Awards, in the number or kind of Shares theretofore subject to outstanding Awards, in the Exercise Price or Base Price applicable under any outstanding Awards, in the number or kind of Shares generally available for Awards or available in any calendar year under the Plan and/or such other adjustment as may be appropriate should be made, in order to ensure that, after any such event, the Shares subject to the Plan and each Participant's proportionate interest shall be maintained substantially as before the occurrence of the event, and if the Granting Authority determines that an adjustment should be made, such adjustment shall be made and be effective and binding for all purposes.

ii.
In the case of any such adjustment as provided for in this Section, the Exercise Price or Base Price shall be adjusted appropriately to reflect such adjustment.  No adjustment provided for in this Section shall require the Company to issue a fractional Share and the total adjustment with respect to each outstanding Award shall be limited accordingly.

iii.
Any adjustment to an Option granted to a Canadian Grantee shall be such that the Option is continuously governed by Section 7 of the ITA and, if effected by way of an exchange of Options, shall comply with the requirements of subsection 7(1.4) of the ITA.

iv.
Any adjustment to any Award granted to a Canadian Grantee which has been designed to fall within a specific exemption to the definition of "salary deferral arrangement" in subsection 248(1) of the ITA shall be such as to ensure the continued availability of such exemption.

v.
Any adjustment made pursuant to this Section with respect to the terms of an Option shall require a similar modification with respect to the terms of the Share Appreciation Right to which such Option relates.

12.    Amendment and Termination

a.
General.  Subject to the provisions of Section 12(c), the Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, subject to those provisions of applicable law and the rules of the Stock Exchanges, if any, that require the approval of shareholders or any governmental regulative body.

b.
Amendments Specifically Permitted.  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval (unless and to the extent prohibited by applicable law or rule of a Stock Exchange):

i.
amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

ii.	amendments necessary to comply with the provisions of applicable law and the applicable rules of the Stock Exchanges;

iii.	amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Code, or any successor provisions or under the ITA;

iv.	amendments respecting administration of the Plan including, without limitation, the method or manner of exercise of any Award;

v.	any amendments to the vesting provisions of the Plan or any Award;

vi.
any amendments to the early termination provisions of the Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

vii.
any amendments in the termination provisions of the Plan or any Award, other than an Award held by an Insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

viii.
the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of Participants of Shares under the Plan, and the subsequent amendment of any such provision;

ix.	the addition or modification of a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the member of underlying Shares from the Plan reserve;

x.	adjustments to outstanding Awards in the event of a Change of Control or similar transaction entered into by the Company;

xi.	amendments necessary to suspend or terminate the Plan; and

xii.	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Stock Exchanges.

c.	Shareholder Approval. To the extent required by applicable law or by the rules of any Stock Exchange, shareholder approval will be required for the following types of amendments:

i.
any amendments which would result in the Exercise Price for any Award granted under the Plan being lower than the Market Value of the Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Shares or a reorganization amalgamation, consolidation, merger, take over bid or similar transaction;

ii.
any amendment which reduces the exercise price or, purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Shares or a reorganization amalgamation, consolidation, merger, take over bid or similar transaction;

iii.	any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower Exercise Price from that of the original Option or SAR;

iv.	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Plan;

v.
any amendment extending eligibility to participate in the Plan to persons other than Officers, Employees, Non-Employee Directors or Consultants or increasing the annual limit on Awards to Non-Employee Directors;

vi.
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a registered retirement savings plan, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

vii.	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Plan;

viii.	any amendment to these amendment provisions;

ix.	the adoption of any option exchange involving an Award; and

x.	any other amendment required to be approved by shareholders under applicable law or rules of a Stock Exchange.

To the extent of any conflict between Section 12(b) and Section 12(c), Section 12(c) shall control.

13.    Regulatory Approval

Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued any Shares or cause to be issued and delivered any certificates evidencing Shares pursuant to the Plan, unless and until the Company is advised by its legal counsel that the issuance and delivery of the Shares and such Share certificates is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada, the United States and any other applicable jurisdiction, and the requirements of the Stock Exchanges.  The Company shall in no event be obligated to take any action in order to cause the issuance or delivery of Shares or such certificates to comply with any such laws, regulations, rules, orders or requirements.  The Granting Authority may require, as a condition of the issuance and delivery of such Shares or certificates and in order to ensure compliance with such laws, regulations, rules, orders and requirements, that the Participant, or any permitted transferee of the Participant under Section 9 hereof or, after his or her death, the Participant's estate, as described in Section 9 hereof, make such covenants, agreements and representations as the Granting Authority deems necessary or desirable.

14.    No Additional Rights

No Person shall have any claim or right to be granted Awards under the Plan, and the grant of any Awards under the Plan shall not be construed as giving a Participant any right to continue in the employment of the Company or affect the right of the Company to terminate the employment of a Participant.  Unless otherwise determined by the Granting Authority, neither any period of notice, if any, nor any payment in lieu thereof, upon Termination shall be considered as extending the period of employment for the purposes of the Plan.

15.    Miscellaneous Provisions

a.
Shareholder Rights.  A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends (though this shall not limit the accruals pursuant to Section 8(d)) or have or be entitled to any other rights as a shareholder in respect of Shares subject to an Award unless and until such Shares have been paid for in full and issued and certificates therefore have been issued to the Participant.  A Participant entitled to Shares as a result of the exercise of an Option or Share Appreciation Right or the settlement of a Restricted Share Unit, Deferred Share Unit or a Performance Share Unit shall not be deemed for any purpose to be, or have any such rights as a shareholder of the Company by virtue of such exercise or settlement, except to the extent a Share certificate is issued therefore and then only from the date such certificate is issued.  No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such share certificate is issued, other than adjustments for dividend equivalent amounts to the extent provided under Section 8 hereof.

b.
Withholding.  The Company or any Affiliate may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company or any Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or that any other required deductions are paid or otherwise satisfied, at the minimum statutory rate.  Subject to the other provisions of the Plan, the Company shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to a Participant hereunder.  The Company may require a Participant, as a condition to exercise of an Option or Share Appreciation Right or the settlement of a Restricted Share Unit, Deferred Share Unit or a Performance Share Unit, to pay or reimburse the Company for any such withholding (at the minimum statutory rate) or other required deduction amounts related to the exercise of Options or Share Appreciation Rights or settlement of Restricted Share Units, Deferred Share Unit or Performance Share Units.

c.
Governing Law.  The Plan, all instruments of grant evidencing Awards granted hereunder and any other agreements or other documents relating to the Plan shall be interpreted and construed in accordance with the Organizational Law, except to the extent the terms of the Plan, any supplement to the Plan, or the Award in question expressly provides for application of the laws of another jurisdiction.  The Granting Authority may provide that any dispute as to any Award shall be presented and determined in such forum as the Granting Authority may specify, including through binding arbitration.  Any reference in the Plan, in any instrument of grant evidencing Awards granted hereunder or in any other agreement or document relating to the Plan to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

d.
Compliance with Laws of Other Jurisdictions.  Awards may be granted to Participants who are citizens or residents of a jurisdiction other than Canada or the United States on such terms and conditions different from those under the Plan as may be determined by the Granting Authority to be necessary or advisable to achieve the purposes of the Plan while also complying with applicable local laws, customs and tax practices, including any such terms and conditions as may be set forth in any supplement to the Plan intended to govern the terms of any such Award.  In no event shall the eligibility, grant, exercise or settlement of an Award constitute a term of employment, or entitlement with respect to employment, of any employee.

e.
Funding.  Except as would not result in adverse tax consequences to a Participant, no provision of the Plan shall require or permit the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes.  Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other Employees, Officers, Consultants or Non-Employee Directors under general law.

f.
No Guarantee of Tax Consequences.  Neither the Board, nor the Company nor the Granting Authority makes any commitment or guarantee that any specific tax treatment will apply or be available to pay Person participating or eligible to participate hereunder.

16.    Effective Date and Term of Plan

a.
Effective Date of the Plan.  The Plan shall initially become effective on the Shareholder Approval Date, and any subsequent amendments to the Plan, shall become effective upon their adoption by the Board, subject to approval by the shareholders of the Company at the next annual meeting of shareholders of the Company or any adjournment thereof, if required.  The effective date of this Plan, as so amended, shall be the date of approval by the shareholders.  If the shareholders do not approve the Plan, or any amendments to the Plan requiring shareholder approval, the Plan or such amendments shall not be effective, and any and all actions taken prior thereto under the amendments effected hereby, including the making of any Awards subject to such approval being obtained, shall be null and void or shall, if necessary, be deemed to have been fully rescinded.  However, in such case the previously existing plan shall remain in effect.

b.
Effect on Existing Awards.  Subject to Section 16(a) all new Awards granted on or after the effective date of the amendments as provided in Section 16(a) are granted under and subject to the terms of this Plan as amended and restated and all outstanding Options, units or other entitlements granted under the Prior Plans prior to the effective date of the Plan shall continue to be governed by the terms of the Prior Plans and to the terms of their individual option agreements and the unit agreements as in effect immediately prior to the Shareholder Approval Date including provisions concerning change of control or other related events.

c.
Termination.  The Plan shall terminate on the date which is ten years from the date hereof, or such earlier date as determined by the Board of Directors pursuant to Section 12 hereof and no Awards may become effective under the Plan after the date of termination, but such termination shall not affect any Awards that became effective pursuant to the Plan prior to such termination.

SCHEDULE "A" TO WESTPORT OMNIBUS PLAN

ELECTION FORM

I hereby confirm that, as of the date written below, I am a member of the Board of Westport Innovations Inc. and acknowledge that I may elect herein to have all or a portion of my DSU Eligible Retainer satisfied in the form of Deferred Share Units under Sections 8(a)(ii) and 8(f) of the Plan, and may be granted additional Deferred Share Units under Section 8(a)(i) of the Plan, subject to and in accordance with the terms of the Plan.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Election Form and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

I hereby acknowledge and confirm that:

1.	[select option which is applicable]

(a)	I elect to receive my DSU Eligible Retainer for the remaining months of the current year, as applicable, as:

A.      _____% in Deferred Share Units

B.      _____% in cash

NOTE:	The total amount of A and B must equal 100%. You must elect in increments of five percent (5%) under A and B.

(b)	I elect to receive my DSU Eligible Retainer for the calendar year commencing January 1, 20_____, as:

A.      _____% in Deferred Share Units

B.      _____% in cash

NOTE:	The total amount of A and B must equal 100%. You must elect in increments of five percent (5%) under A and B.

2.
I have received and reviewed a copy of the Plan and agree to be bound by the terms and conditions of the Plan.  In the event of any conflict between the terms of the Plan and this Election Form, the terms of the Plan will prevail and govern.

3.
I understand that any election I make with respect to my DSU Eligible Retainer shall be effective only with respect to compensation paid for services performed in the calendar year after this Election Form is filed, and shall remain in effect until modified or revoked by the filing of a new Election Form in accordance with the terms of the Plan.

4.	I understand that I will not be able to cause the Company to settle Deferred Share Units granted under the Plan until I am no longer either a director or an employee of the Company or of an Affiliate.

5.
I recognize that when Deferred Share Units credited pursuant to the Plan are settled in accordance with the terms of the Plan after I am no longer either a director or employee of the Company or of an Affiliate, income tax and other withholdings as required will arise at that time.  Upon settlement of the Deferred Share Units, the Company will make all appropriate withholdings as required by law at that time.  Neither the Company nor any Affiliate has provided me with any tax advice with respect to the Plan and I acknowledge that I should confirm the tax treatment with my own advisor(s).

6.	The value of Deferred Share Units is based on the value of the Shares and therefore is not guaranteed.

7.
No funds will be set aside to guarantee the payment of Deferred Share Units.  Future payment of Deferred Share Units will remain an unfunded and unsecured liability recorded on the books of the Company.

8.
I further acknowledge that as a Participant of the Plan, I am required to provide the Company, the Board, and the Granting Authority (either individually or all, as applicable) with all information required to administer or operate the Plan or to permit my participation in the Plan, and I hereby consent to the collection or use of all such information by the Company, the Board, and the Granting Authority.  I understand that the Company, the Board, and the Granting Authority may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan, and that such Persons will be provided with such information for such purposes only.  I also understand that my personal information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company, provided that such party is bound by similar restrictions on its use of my personal information.  I also understand that the Company, the Board, and the Granting Authority may from time to time disclose my personal information in response to regulatory filing or other requirements for the information by a regulatory body or a self-regulatory body in which the Company participates, or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction to compel production of the information, or as otherwise required by law.  I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Company, the Board or the Granting Authority to deliver a lump sum cash amount or, where applicable, Shares to me in respect of any Deferred Share Units under the Plan.

For more complete information, reference should be made to the Plan text.  In the event of any conflict between the terms of the Plan and this Election Form,  the terms of the Plan will prevail and govern.

Date	(Name of Director) [Please Print]

(Signature of Director)